

Martha Redding
Associate General Counsel
Assistant Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
T + 1 212 656 2938
F + 1 212 656 8101
Martha.Redding@theice.com

April 22, 2020

VIA KITEWORKS

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: Amendments to Form 1

Attached please find an amendment to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 for New York Stock Exchange LLC, NYSE American LLC, and NYSE Arca, Inc. (collectively, the "Exchanges").

The Exchanges are each filing an Exhibit F containing an updated NYSE Gateways Session Request Form, which was revised to make additions and formatting changes to three of the drop down options within the form.

If you have questions, please do not hesitate to contact Martha Redding, Associate General Counsel and Assistant Secretary at (212) 656-2938 or martha.redding@theice.com.

Sincerely,

Martha Redding

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 04/22/20	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: NYSE American LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):



11 Wall Street, New York, NY 10005

20012046

3. Provide the applicant's mailing address (if different):

N/A

4. Provide the applicant's business telephone and facsimile number:

212-656-2938	212-656-8101
(Telephone)	(Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

Martha Redding	Assistant Secretary	212-656-2938
(Name)	(Title)	(Telephone Number)

6. Provide the name and address of counsel for the applicant:

Martha Redding
NYSE Holdings LLC
11 Wall Street, New York, NY 10005

7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 01/09/08 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 04/22/20 (MM/DD/YY) NYSE American LLC (Name of applicant)

By: Martha Redding Digitally signed by Martha Redding Date: 2020.04.22 15:02:15 -04'00' (Signature) Martha Redding, Assistant Secretary (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______________ (Month), _________ (Year) by ______________________ (Notary Public)

My Commission expires _______________ County of __________________ State of __________________________

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Based upon relief from Commission and difficulties arising from COVID-19, NYSE American LLC is making this filing without a notarization.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NYSE AMERICAN LLC

April 2020

EXHIBIT F

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

APRIL 2020

EXHIBIT F

A complete set of the NYSE American LLC's forms pertaining to application for membership, participation, or subscription, and application for approval as a person associated with a member, participant, or subscriber follows.

This information is publicly available on the Exchange's website at www.nyse.com.

NYSE Master User Agreement

NYSE USER AGREEMENT

Several NYSE Entities operate markets for options and equities (each, a "Platform"). This User Agreement is made between the NYSE Entity(ies) indicated for the Platform selected below ("NYSE") and the User, as identified below.

Platform:	NYSE Entity(ies)
☐ NYSE Arca Equities	NYSE Arca, LLC
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

Note: Please provide a signature page for each entity selected.

User: ______________________ CRD #: __________

Business Address: ______________________

City: ______________ State: ________ Zip Code: __________

Contact Name: ______________ Telephone: ______________

Email: ______________

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

1. Definitions

(a) "Authorized Trader" means a person authorized to submit orders to the Platform on behalf of his or her User.

(b) "Connectivity Questionnaire" means the Connectivity Questionnaire or successor form that is located at www.nyse.com.

(c) "Effective Date" means the date this User Agreement is signed by the relevant NYSE Entity(ies).

(d) "Permit" means a trading permit (*e.g.*, Equity Trading Permit, Options Trading Permit, Amex Trading Permit) or member identification number issued by a NYSE Entity for effecting approved securities transactions on a Platform.

(e) "Permit Holder" means a Sole Proprietorship, Partnership, Corporation, LLC or other organization in good standing that has been issued a Permit in accordance with the Rules.

(f) "Information" has the meaning set forth in subsection 6(a).

(g) "Rules" means, with respect to the relevant NYSE Entity(ies) for each Platform, that NYSE Entity's(ies') operating agreements, certification of incorporations, bylaws, rules, procedures, policies, practices, technical specifications, circulars, notices, interpretations, directives and decisions, each as amended from time to time.

(h) "Session Request Form" means the NYSE/NYSE American and NYSE Arca Session Request form or successor form that is located at https://www.nyse.com/publicdocs/nyse/markets/nyse/Client_Session_Request_Form.pdf or successor location.

(i) "User" means the entity, other than NYSE, that has signed this User Agreement.

2. Rights and Obligations

(a) Access. Pursuant to the terms and conditions of this User Agreement, NYSE grants the User a personal, non-exclusive, non-transferable, revocable (at will) right to connect to and access the Platform only in accordance with the then-current Rules and User's obligations under this User Agreement and solely for the purpose of placing orders with the Platform for execution and for receiving information from the Platform about these orders. Further, NYSE grants to User a perpetual, non-exclusive, non-assignable, non-transferable, worldwide irrevocable, royalty-free, fully-paid up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of User), the information and data received during the term of this Agreement through the Platform even after termination or cancellation of this Agreement. The User is solely and exclusively responsible for any hardware, software, communication equipment, communication services, information formatting requirements or other items or services necessary for accessing and using the Platform. User must request connection to the Platform in a Connectivity Questionnaire accepted by NYSE and must document all requested connectivity in a Session Request Form. For clarity, this license does not permit User to distribute or have distributed data made available from the Platform as a stand-alone commercial service or as part of a compilation, along with data supplied from other Users, in competition with data services of NYSE or an affiliate of NYSE, though User may distribute derivative works it has created under the license set forth in this Section 2(a) as a stand-alone commercial service.

(b) Restrictions on Use; Security. Except as permitted under this Agreement, User may not sell, lease, furnish or otherwise permit or provide access to the Platform or any information or data made available from the Platform to any other entity or to any individual that is not User's employee, customer, agent or regulator; provided User may provide access to information or data made available from the Platform when compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject. User accepts full responsibility for its employee's, customers' and agent's connection to and use of the Platform and for their compliance with the Rules and the User's obligations under this User Agreement. User shall ensure its employees, customers and agents are made aware (to the extent necessary) of the terms of this User Agreement and that all relevant rights and obligations are reflected in the User's contractual relationships with these third parties (to the extent appropriate). User shall not and shall not allow any other party to alter, decompile or disassemble any code underlying the Platform, attempt to circumvent any security protections for the Platform or interfere with or disrupt the Platform or any servers or networks connected to the Platform. User shall ensure that there is no unauthorized use of or access to the Platform, including unauthorized entry of information into the Platform, or the information and data made available by the Platform. User is responsible for all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and consequences of these orders, trades and other messages and instructions. Unless otherwise expressly authorized in writing, the Rules or as otherwise permitted by law, User, including any service bureau or public extranet, may not redistribute the information and data made available by the Platform.

(c) User Information. As consideration for receiving authorization to use the Platform, User grants to NYSE a perpetual, non-exclusive, non-assignable and non-transferable (except in both cases as set forth in Section 11), world-wide, irrevocable, royalty-free, fully-paid-up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of NYSE) of the information and data supplied by User to the Platform, including information or data of or related to User's customers and agents (collectively, "User Data"). User represents and warrants that User owns or has sufficient rights in the information and data to authorize NYSE to perform all of its obligations under this User Agreement and that may be required for User's and NYSE use of the information and data. User represents and warrants that use or delivery of this information and data by User and NYSE: (i) does not violate any copyright, patent, trademark or trade secrets law; (ii) is not an infringement of any kind of any rights of any third party; (iii) does not constitute defamation or invasion of the right of privacy or publicity; and (iv) will not violate any applicable law, regulation or the Rules. No provision in this Agreement impairs any right, interest or use of the information and data supplied by User granted by operation of Securities and Exchange Commission ("SEC") rules or any other rule or law. Except as set forth in this Section 2(c), the parties agree that this Agreement does not grant NYSE any license with respect to User's technology, patents, copyrights, or any other intellectual property.

(d) Fees. User shall pay when due all amounts payable arising from User's access to the Platform. These amounts include applicable exchange and regulatory fees.

(e) Order Designation. All orders and any trades resulting from these orders are the responsibility of the Permit Holder from which the orders originated.

(f) Market Data. User acknowledges that NYSE sells market data products incorporating data from users of the Platform (including User Data) ("Market Data Products") and agrees that nothing in this Agreement other than Section 6(e) interferes with or will be deemed to interfere with NYSE's rights to sell Market Data Products. NYSE shall file fees for any Market Data Products (other than historical and reference data products) with the SEC.

(g) Reverse Engineering. NYSE shall not reverse engineer, decompile, disassemble, or otherwise attempt to derive User's proprietary trading strategies, including algorithms used by User.

NYSE USER AGREEMENT (CONTINUED)

3. Compliance

(a) Compliance with the Rules and Law. User acknowledges that connection to and use of the Platform is governed by the Rules. User represents and warrants that: (i) it will use the Platform only if and when it is authorized to use the Platform pursuant to the Rules and when User is a Permit Holder; (ii) it will comply with the Rules and all applicable laws and regulations, and only connect to and use the Platform in compliance with the Rules and all applicable laws and regulations; (iii) it is and will remain responsible for its connection to and use of the Platform and the connection to and use of the Platform by any of its employees, customers and agents; and (iv) it will familiarize all Authorized Traders with all of User's obligations under this User Agreement and will ensure that they receive appropriate training prior to any use or access to the Platform.

(b) Monitoring. NYSE may monitor the User's connection to and use of the Platform for compliance with all applicable laws, regulations, the Rules and this User Agreement. User shall monitor its employees, agents and customers for compliance with the Rules, the rules and regulations of any self-regulatory organizations of which User is a member, all other applicable regulations and all applicable federal and state laws.

(c) Integrity of the Platform. User shall not: (i) alter the information or data supplied to or received from the Platform in violation of the Rules, (ii) materially affect the integrity of the information or data supplied to or received from the Platform, or (iii) supply or render information or data to or from the Platform that is illegal, inaccurate, unfair, uninformative, fictitious, misleading or discriminatory. User shall not permit its employees, agents, or customers to interfere with or adversely affect the Platform or any connection to and use of the Platform by any other authorized individuals or entities.

(d) Indemnity. User shall indemnify, defend and hold NYSE and its affiliates, officers, directors, employees and agents harmless from and against all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and attorneys' fees, (collectively, "Claims"), arising from or as a result of (i) User's breach of its obligations under this User Agreement; (ii) NYSE's use or disclosure of User's Information or information in accordance with Section 6(b) (except when used or disclosed for a non-regulatory purpose) or (iii) otherwise from User's connection to and use of the Platform (including connection and use by User's employees, customers and agents) or misuse of the information and data received during the term of this Agreement from the Platform, except in all cases (i)-(iii) to the extent the Claims arise from NYSE's gross negligence, willful misconduct, fraud, breach of this User Agreement or where the Rules provide for liability on the part of NYSE. NYSE may participate, at its own expense, in any defense and settlement directly or through counsel of their choice and User shall not, without the prior written consent of NYSE, enter into any settlement agreement: 1) on terms that would diminish the rights provided to NYSE or increase the obligations assumed by NYSE under this User Agreement, and 2) which does not include an unconditional release of NYSE by every claimant or plaintiff from all liability in respect to the claim, demand, expense, obligation, liability, damage, recovery or deficiency.

4. Change of the Platform

Nothing in this User Agreement constitutes an obligation by NYSE to continue or support any aspect of the Platform in its current form or previous forms. NYSE may from time to time make additions, deletions or modifications to the Platform. NYSE may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use the Platform in accordance with the Rules. Further, NYSE may temporarily or permanently terminate the right of any individuals or entities to access the Platform at any time.

5. Ownership

All patents, copyrights, trade secrets, trademarks and other property rights in or related to the Platform and the information and data made available through and/or generated as a result of the Platform (including compilation rights in information and data) are and will remain the exclusive property of NYSE or its licensors. User shall attribute the source as appropriate under all circumstances. For the avoidance of doubt, User retains ownership of all intellectual property rights in and related to its systems, User Data, name, trade name, trademarks and service marks.

6. Information

(a) Confidentiality. Both parties acknowledge that: (i) the Platform and the information and data made available in the Platform (excluding User Data) incorporate confidential and proprietary information developed, acquired by or licensed to NYSE, including confidential information of NYSE or other entities, and (ii) each party may receive or have access to other proprietary or confidential information disclosed and marked as confidential by the disclosing party (the confidential and proprietary information in (i) and (ii), collectively, the “Information”). Except as set forth in this User Agreement, the receiving party shall use the disclosing party’s Information solely to perform its obligations under this User Agreement. The receiving party shall take all precautions necessary to safeguard the confidentiality of the disclosing party’s Information, including: (i) those taken by the receiving party to protect its own confidential information, and (ii) those which the disclosing party may reasonably request from time to time.

(b) Disclosure. The receiving party shall not disclose, in whole or in part, the disclosing party’s Information to any person, except as specifically authorized under this User Agreement. User shall not disclose any data or compilations of data made available to User by the Platform without the express, prior written authorization of NYSE or as specifically authorized under this User Agreement. User consents to NYSE disclosing Information: (i) in accordance with its regulatory obligations, and (ii) to ICE and any affiliates of ICE, subject to the restrictions set forth in this User Agreement. User specifically consents to the disclosure of its Information to the consolidated audit trail pursuant to SEC Rule 613(j)(2) and the Rules.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party’s Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party shall immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party’s Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relieve. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party’s expense, and the receiving party shall cooperate reasonably in the actions that the disclosing party may request.

(d) Limitation. Unless otherwise required by law, regulation or the Rules, the receiving party has no confidentiality obligation with respect to any portion of the disclosing party’s Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party, (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality, (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees or (iv) the receiving party is compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject.

(e) Non-attribution. NYSE shall not disclose data that directly or indirectly identifies User except: i) when NYSE has received User’s prior, written consent; ii) when allowed by the Rules (other than Rules for market data products) or required by law, regulation or government rule; iii) restricted access on a delayed, aggregated basis of an issuer’s securities to employees of that issuer that are not trading and dealing personnel; or (iv) as part of post-trade information customarily provided to parties to a trade in equity options.

7. Disclaimer of Warranty

THE PLATFORM AND ANY CONNECTIVITY TO THE PLATFORM IS MADE AVAILABLE “AS IS” AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTIES WITH RESPECT TO THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM AND ANY DATA, SOFTWARE OR INFORMATION MADE AVAILABLE IN THE PLATFORM OR THE CONNECTIVITY BY NYSE OR ITS LICENSORS, WHETHER EXPRESS, IMPLIED OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY NYSE OR ITS AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, LATENCY, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE , NON-INFRINGEMENT OR THAT THE PLATFORM OR CONNECTIVITY IS FREE OF VIRUSES OR OTHER HARMFUL COMPONENTS AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE OVERRIDDEN, EXCLUDED AND DISCLAIMED TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW OR RULES.

8. No Liability for Trades

USER UNDERSTANDS THAT: (I) NYSE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE PLATFORM, AND (II) NYSE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING THE USER AND ANY PERSON FOR WHOM THE USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF THE PLATFORM TO PERFORM THIS PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER THE TRADE OR TRANSACTION. NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSSES, DAMAGES OR OTHER CLAIMS, ARISING OUT OF THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM OR THE USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM. USER SHALL ABSORB ANY LOSSES, DAMAGES OR OTHER CLAIMS, RELATED TO A FAILURE OF THE PLATFORM TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE OR OTHER DATA ENTERED INTO, OR CREATED BY, THE PLATFORM EXCEPT AS PROVIDED BY THE RULES OR APPLICABLE LAW. IF THIS SECTION IS DEEMED TO CONFLICT WITH ANY OTHER SECTION OF THIS USER AGREEMENT, THIS SECTION SUPERCEDES THE OTHER SECTION.

9. No Consequential Damages

NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSS, DAMAGES, CLAIM OR EXPENSE, INCLUDING ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORSEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR CONNECTION TO OR USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, INTERRUPTION IN USE OR AVAILABILITY OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF OR RESULTING FROM BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHER LEGAL OR EQUITABLE THEORY. THIS SECTION DOES NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW OR THE RULES SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION.

10. Term and Termination

This User Agreement is effective as of the Effective Date and remains in effect until terminated. NYSE may terminate this User Agreement, one or more Connectivity Questionnaires or one or more Session Request Forms immediately if: (i) User is in breach of this User Agreement for any reason, (ii) any representations made by User in connection with this User Agreement are or become false or misleading, (iii) NYSE determines that it is necessary to protect the Platform from abuse, degradation or material harm, (iv) NYSE determines that continued provision of access will contravene any local, state, federal or international law or regulation or (v) NYSE is notified that User is no longer a Permit Holder in good standing with NYSE or otherwise is no longer authorized to access the Platform. Either party may terminate this User Agreement, a Connectivity Questionnaire or a Session Request Form for convenience upon thirty (30) days' written notice to the other party. If User does not have at least one Connectivity Questionnaire and Session Request Form in effect, then this User Agreement automatically terminates. If this User Agreement terminates, all Connectivity Questionnaires and Session Request Forms automatically terminate. Upon the termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form for any reason, all rights granted to User under this User Agreement (except for the perpetual license in Section 2(a)), the Connectivity Questionnaire or the Session Request Form, as relevant, cease. The provisions of Sections and subsections 3(d), 5, 6, 7, 8, 9, 10 and 13 survive the termination or expiration of this User Agreement for any reason. Termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form does not relieve User of any obligations incurred through its connection to and use of the Platform.

11. Assignment

User shall not assign, delegate or otherwise transfer this User Agreement, a Connectivity Questionnaire or a Session Request Form or any of its rights or obligations under this User Agreement, a Connectivity Questionnaire or a Session Request Form without NYSE's prior approval. NYSE may, in accordance with the requirements of the Securities Exchange Act of 1934, assign or transfer this User Agreement, Connectivity Questionnaires and Session Request Forms, or any of its rights or obligations under this User Agreement, Connectivity Questionnaires or Session Request Forms to an affiliate, successor or acquiring entity upon notice to User. Any purported assignment or delegation in violation of this Section 11 is null and void.

12. Force Majeure

Without prejudice to any of NYSE's rights under the Rules, neither party is liable nor will be deemed in default for any failure or delay in its performance under this User Agreement (other than User's payment obligations) to the extent due to a cause or causes beyond its control, including acts of God or public enemy, war, terrorist act, insurrection or riot, fire, flood, explosion, earthquake, unusually severe weather, labor dispute, national emergency, or act or omission of any governing authority or agency of a governing authority.

NYSE USER AGREEMENT (CONTINUED)

13. Miscellaneous

(a) Except as set forth in subsections 13(i) and (j), this User Agreement can only be amended by a written instrument signed by both parties. An obligation under this User Agreement can only be waived by a written instrument signed by the party waiving the obligation. The failure of NYSE at any time to enforce any provision of this User Agreement does not affect its right thereafter to require complete performance by User. This User Agreement binds each party's respective successors and permitted assigns. This User Agreement, together with all Connectivity Questionnaires, all Session Request Forms and the Rules, constitute the entire agreement between the parties with respect to connection to and use of the Platform; to the extent that there is a conflict, the following order of precedence applies: i) Rules filed with the SEC; ii) this User Agreement; iii) Connectivity Questionnaires and Session Request Forms; and iv) Rules not filed with the SEC. This User Agreement replaces prior user agreements related to User's use of the Platform, but for the avoidance of doubt does not replace, expand or limit any rights of either party under any vendor or subscriber market data agreement.

(b) This User Agreement is governed by and shall be construed under the laws of the State of New York, without giving effect to any laws, rules or provisions that would cause the application of laws of any jurisdiction other than those of the State of New York.

(c) The parties shall submit all controversies or claims arising out of or relating to this User Agreement, or to its breach or alleged breach, to arbitration in New York, New York administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules. This requirement for arbitration does not prevent either party in accordance with subsection 6(c) from seeking interim injunctive relief in any court of competent jurisdiction in New York, New York. Judgment on the award rendered by the arbitrator(s) may be rendered by a state or federal court sitting in New York, New York, and each party submits to the personal jurisdiction of these courts for the purpose of entering any such judgment. The parties acknowledge that this User Agreement evidences a transaction involving interstate commerce, and that the United States Arbitration Act governs the interpretation and enforcement of this arbitration clause and any proceedings brought pursuant to it. The arbitrator(s), however, shall have no authority to award punitive or other damages, other than interest and fees as may be permitted by this User Agreement, not measured by the prevailing party's actual damages, and no authority to order the arbitration to proceed on behalf of a class or on behalf of any other person not a signatory to this User Agreement. The arbitrator(s) may grant injunctive and other equitable relief, but in granting any relief of any kind the arbitrator(s) may not modify or disregard the terms of this User Agreement. Neither party may bring an action arising out of this User Agreement or any breach or claimed breach of this User Agreement more than one (1) year after the cause of action arose.

(d) If any provision of this User Agreement is held to be unenforceable, in whole or in part, that holding will not affect the validity of the other provisions of this User Agreement.

(e) Headings in this User Agreement are for convenience only and do not form a part of this User Agreement and do not in any way modify, interpret or construe the intentions of the parties.

(f) Nothing contained in this User Agreement will be construed as creating a partnership, joint venture or other contractual relationship between the parties.

(g) Except as otherwise provided in this User Agreement, all notices to the parties must be sent by: (i) courier, (ii) certified mail, postage prepaid and return receipt requested, (iii) e-mail with e-mail acknowledgement of receipt or (iv) in the case of a proposed amendment, circular issued to Users generally. All notices must be sent to the notice address listed on the last page of this User Agreement. Either party may change its designated notice recipient by notice to the other party.

(h) Except for NYSE's affiliates, there are no third party beneficiaries to this User Agreement.

(i) NYSE may, in its sole discretion, immediately amend any provision of this User Agreement, any Connectivity Questionnaire and any Session Request Form by notice to the User, where failure to do so will or would be likely to give rise to a breach of the rules or regulations of an applicable regulatory authority by NYSE. The User expressly agrees that this provision is a condition of this User Agreement and is necessary to ensure that regulatory compliance is maintained by NYSE at all times.

NYSE USER AGREEMENT (CONTINUED)

(j) NYSE may further amend the provisions of this User Agreement on one hundred and twenty (120) days' written notice to the User. User may object in writing to the proposed amendment by providing written notice to NYSE, provided that the response must state in reasonable detail the basis of the objection. The response must be received no later than sixty (60) days after the date that NYSE distributed the proposed amendment. NYSE shall use commercially reasonable efforts to respond to User's timely objection in writing within thirty (30) days of receipt and will use commercially reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the Platform after the expiration of the one hundred and twenty (120) day notice period is deemed acceptance by User of the amendment. NYSE may amend the Connectivity Questionnaire and Session Request Form effective immediately upon posting to www.nyse.com. User may not alter any terms and conditions of this User Agreement, and no modification to this User Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

(k) No remedy conferred by any of the provisions of this User Agreement is intended to be exclusive of any other remedy including any remedy or rights under the Rules, except as expressly provided in this User Agreement, and each and every remedy is cumulative and in addition to every other remedy given under this User Agreement or now or later existing in law or in equity or by statute or otherwise.

(l) It is not the responsibility of NYSE to inform Users of regulatory requirements including all regulatory, audit trail, record keeping and record retention requirements to which they may be subject (in any jurisdiction). The User assumes all responsibility for keeping itself fully informed of all Rules, rules, requirements, policies and laws.

(m) Notwithstanding any other provision in this User Agreement, User acknowledges and agrees that confidential information and services (including any software, data or related materials provided by NYSE to User in connection with this User Agreement) may not be disclosed to any person or entity targeted by any of the economic sanctions of the United States administered by the United States Treasury Department's Office of Foreign Assets Control ("OFAC"), or any person in any country targeted by OFAC sanctions, or used, in whole or in part, in any way that reasonably could be expected to cause a violation by NYSE or an affiliate of NYSE of OFAC sanctions or restrictions on the export, re-export, sale or transfer of goods and technology administered by the United States Department of State or United States Department of Commerce.

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User:	**Accepted on behalf of NYSE:**
______________________________ (Company Name)	Entity: ______________________________
By (Signature): ______________________________	By (Signature): ______________________________
Name: ______________________________	Name: ______________________________
Title: ______________________________	Title: ______________________________
Date: ______________________________	Date: ______________________________

With Notices To:

User Name: ______________________________	NYSE
Contact Name: ______________________________	Attention: Client Relationship Services
Address: ______________________________	353 N. Clark Street, 31st Floor
City, State, Zip: ______________________________	Chicago, IL 60654
Email: ______________________________	crs@nyse.com

NYSE Master User Agreement

Additional Platform Agreement

Several NYSE Entities operate markets for options and equities (each, a "Platform"). User, as identified below, has already entered into a Master User Agreement with at least one NYSE Entity. User would now like to enter into a User Agreement with the NYSE Entity(ies) indicated below for access to the additional Platform(s) selected below. Any User Agreement entered into by means of this Additional Platform Agreement form is a separate User Agreement and incorporates all the terms and conditions of the NYSE Master User Agreement, located at www.nyse.com, as amended from time to time in accordance with the terms of the Master User Agreement.

Platform:	NYSE Entity(ies)
☐ NYSE Arca Equities	NYSE Arca, LLC
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

Name of Applicant Broker-Dealer: ______________________ CRD #: ____________

Business Address: ______________________________________

City: ______________ State: ____________ Zip Code: ____________

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

Contact Name: ______________________ Title" ______________________

Phone: ______________________ Email: ______________________

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User:

____
(Company Name)

By (Signature): ______________________

Name: ______________________

Title: ______________________

Email: ______________________

Date: ______________________

Accepted on behalf of NYSE:

____
(Entity)

By (Signature): ______________________

Name: ______________________

Title: ______________________

Email: crs@nyse.com

Date: ______________________

NYSE American Options

Market Maker Letter of Guarantee Revocation

To: NYSE American Options Client Relationship Services Department ("CRS")

From: ______________________________
American Trading Permit ("ATP") Clearing Firm

Effective Date: ______________________________ (Close of Business)

Please be informed that the Letter of Guarantee issued for the following Market Maker has been revoked effective on the above date:

____
ATP Firm Name

____
Market Maker Name

______________________________ ______________________________
Authorized Signature Date
ATP Clearing Firm

______________________________ ______________________________
Print Name Title

Updated July 2017

NYSE American Options

TERMINATION OF MARKET MAKER

To: NYSE American Options Client Relationship Services Department (“CRS”)

From: ____
American Trading Permit (“ATP”) Clearing Firm

Date of termination: ______________________________ (Close of Business)

☐ Temporary Termination*

Date of Return: ____

☐ Permanent Termination **

Market Maker: ______________________________ Acronym: ________________

ATP Firm: ____________________________________

The ATP Clearing Firm will continue to accept full financial responsibility for all Exchange options transactions (as defined in Exchange Rule 900NY) made in the account of the above-specified Market Maker, until such time as all positions in the account have been liquidated and a Letter of Guarantee Revocation has been issued and accepted by the Exchange.

____ ________________________

Authorized Signature Date
ATP Clearing Firm

____ ________________________

Print Name Title

** ATP Firm must notify the Exchange no later than one (1) full business day in advance of the proposed temporary termination date. A Temporary Termination cannot exceed 180 days.*

Trade activity in a market maker account that is subject to a Temporary Termination must be limited to "closing only" transactions. Closing only shall generally mean submission of orders for the purpose of closing positions or reducing risk. Trade activity in terminated accounts may be subject to regulatory review.

*** A Letter of Guarantee Revocation is required to be filed with CRS after all accounts have cleared.*

Revised July 2017

NYSE American LLC

Application for Market Maker Registration

TABLE OF CONTENTS

EXPLANATION OF TERMS & PROCESSES

For purposes of this application, the following terms have the following meanings:

Applicant Broker-Dealer – the Broker-Dealer applying as a Market Maker Equity Trading Permit Holder ("METP") or Electronic Designated Market Maker ("eDMM").

Associated Person - a person who is a partner, officer, director, member of a LLC, trustee of a Business Trust, or employee of an Applicant Broker-Dealer or any person directly or indirectly controlling, controlled by or under common control with an Applicant Broker-Dealer.

Control – has the meaning set forth on Form BD.

Central Registration Depository System (Web CRD®) – A centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE American LLC is a participant of this system.

Financial Arrangement – (1) the direct financing of an Applicant Broker-Dealer's dealings upon the Exchange; (2) any direct equity investment or profit sharing arrangement; or (3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

Electronic Designated Market Maker ("eDMM") – a registered Market Maker that is, or is approved to be, the exclusive DMM in listings for which the Exchange is the primary market pursuant to Rule 7.24E.

Market Maker – an ETP Holder approved by the Exchange to act as a Market Maker pursuant to Rule 7.20E.

Market Maker Authorized Trader ("MMAT") – an authorized trader who performs market-making activities pursuant to Rule 7.21E, on behalf of a Market Maker.

NYSE American LLC ("NYSE American" or the "Exchange") – a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended.

Self-Regulatory Organization ("SRO") - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for conduct inconsistent with just and equitable principles of trade.

Symbols – refers to stock symbols that may be assigned to a MMAT. Symbols are assigned at the firm level and are traded by the MMATs. Symbols may be added or removed on a daily basis, based on requests emailed to crs@nyse.com. Upon approval, by default, test symbols will be assigned to the firm for testing purposes.

APPLICATION PROCESS

Filing Requirements
Prior to submitting the Application for Market Maker Registration, an Applicant Broker-Dealer must be an existing member of NYSE American.

Checklist
Applicant Broker-Dealer must complete and submit all materials as required in the Application Checklist (page 4) to crs@nyse.com.

If you have questions regarding the application, you may direct them to Client Relationship Services:
Email: crs@nyse.com; Phone: (212) 896-2830

Application Process

- Following submission of the Application for Market Maker Registration and supporting documents, the Exchange will review the application for completeness, assess the firm's capital sufficiency, review registration and disclosure information for the Applicant, and review the Applicant's written supervisory procedures.
- Applicant Broker-Dealers must designate within Section 1 whether they are applying as a METP and/or as an eDMM.
- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the Applicant Broker-Dealer has an associated person(s) with a possible statutory disqualification, the Exchange will contact the representative of the Applicant Broker-Dealer to discuss the statutory disqualification process.
- If it appears that the Applicant Broker-Dealer has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant Broker-Dealer will be contacted by the Exchange for further information.
- Applicant Broker-Dealers who have completed and returned all documents without indication of a statutory disqualification, outstanding debt, civil judgment actions and/or regulatory disciplinary actions will be presented to NYSE American for review.
- NYSE American will notify the Applicant Broker-Dealer in writing of their approval/disapproval.
- In the event that an application is disapproved by the Exchange, the Applicant Broker-Dealer will have an opportunity to be heard upon the specific grounds for the denial, in accordance with the provisions of the Rule 9500 Series.

APPLICATION CHECKLIST – NEW NYSE AMERICAN MARKET MAKER APPLICANTS

- ❑ Application for Market Maker Registration, Sections 1 through 4
- ❑ Registered Trader Application for each applicable individual.
  https://www.nyse.com/publicdocs/nyse/NYSE_American_Registered_Trader_Application.pdf
- ❑ Copy of Applicant Broker-Dealer's Written Supervisory Procedures ("WSPs") for Market Making on NYSE American, Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate).
- ❑ Financial Documentation
  - Four (4) Most Recent FOCUS Reports[1] and Most Recent Audited Financial Statements, if applicable
  - Most Recent Balance Sheet and Capital Computation
  - Six Month Profit/Loss Projection
  - Subordination Agreements, if applicable
- ❑ All examination reports and corresponding responses from the Applicant Broker-Dealer for the previous two (2) years
- ❑ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation

ADDITIONAL REQUIREMENT FOR BROKER-DEALERS REQUESTING TO BECOME AN eDMM ON NYSE AMERICAN

- ❑ NYSE American eDMM Certification Test
  - Approved eDMMs must confirm in writing that they have tested and are able to maintain continuous two-sided quotes.

1 Applicant Broker-Dealers must demonstrate that they have current net capital of 140% of their minimum net capital requirement or $20,000 in excess of their minimum dollar net capital requirement, **whichever is greater**. If the Applicant Broker-Dealer has reported net losses for the period reviewed, the Firm's financial statements must demonstrate that its excess net capital can withstand six (6) consecutive months of average losses. Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

SECTION 1 – ORGANIZATIONAL PROFILE

Date: ________________ SEC #: ________________ CRD #: ________________ MPID ________________

LEI #: ________________________________

THE APPLICANT BROKER-DEALER INTENDS TO REGISTER AS A(N) (Check all that apply):

☐ Market Maker (METP) ☐ Electronic Designated Market Maker (eDMM)

GENERAL INFORMATION

Name of Applicant Broker-Dealer ________________________________

Business Address: ________________________________

City: ________________ State: ____________ Zip Code: ____________

Contact Name: ________________ Title: ________________

Phone: ________________ Email: ________________

ETP APPROVAL STATUS

☐ Applicant Broker-Dealer is currently an approved Member Firm (Equity Trading Permit (ETP) Holder) with NYSE American*

* All Market Maker Applicants must be approved ETP Holders and hold a NYSE Trading License

NET CAPITAL

Amount: ____________________ As of Date: __________ Focus Report Line Item*: ____________________

*Submitting the Applicant Broker-Dealer's most recent Quarterly FOCUS report and highlighting the Net Capital is an alternative to completing this section.

Source of Net Capital (check all that apply):

☐ Long Proprietary Positions ☐ Interest/Dividends/Commissions ☐ Secured Demand Note ☐ Cash

☐ Subordinated Loan ☐ Clearing/Good Faith Deposits ☐ Other ________________________

SECURITIES

List the number of securities for which your firm requests approval: ________________

OTHER BUSINESS ACTIVITIES

Check all that apply:

☐ Investment Banking ☐ Public Securities Business ☐ Proprietary Trading

☐ Options Market Maker ☐ Other______________________

SECTION 2 – OTHER AFFILIATIONS

Is the Applicant Broker-Dealer a dealer/specialist or registered market maker on a national securities exchange(s) or association? If yes, please provide the relevant information below.

☐ Yes ☐ No

Applicant Broker-Dealers who currently act as a Designated Market Maker (DMM) on the New York Stock Exchange, LLC ("NYSE") are reminded of their requirements pursuant to NYSE Rules 36 and 98.

If not enough space below to list the Securities, additional pages may be attached as necessary.

SRO: ______________________

Operating Capacity: ______________________

List Securities ______________________ ______________________

SRO: ______________________

Operating Capacity: ______________________

List Securities ______________________ ______________________

SRO: ______________________

Operating Capacity: ______________________

List Securities ______________________ ______________________

SECTION 3 – REQUIRED INFORMATION & ACKNOWLEDGEMENT

The undersigned, applying for registration as a Market Maker*, accepts full responsibility for having knowledge of and adhering to all rules and regulations governing the equities trading facility of NYSE American. The undersigned acknowledges the following requirements:

1. ***Minimum Net Capital Requirements***

   Note: the requirements in items 1(a) and (b) apply only to the registered Market Maker rather than to each MMAT individually.

   (a) ***Market Makers Subject to the Aggregate Indebtedness Requirement***
   Maintain minimum net capital that is the greater of: (i) $100,000; (ii) $2,500 for each security that it is registered as a Market Maker (unless a security in which it makes a market has a market value of $5 or less, in which event the amount of net capital shall be not less than $1,000 for each such security) based on the average number of securities that such Market Maker is registered during the 30 days immediately preceding the computation date; (iii) 6 2/3 percent of aggregate indebtedness; or (iv) the amount prescribed by SEC Rule 15c3-1.

   (b) ***Market Makers Subject to the Alternative Net Capital Requirement***
   Maintain minimum net capital that is the greater of (i) $250,000; (ii) 2 percent of aggregate indebtedness; or (iii) the amount prescribed by SEC Rule 15c3-1.

2. Provide monthly financial statements consisting of FOCUS Form X-17A-5 to FINRA's Risk Oversight & Operational Regulation department for Market Maker capital compliance review.

3. Provide detailed financial reports and such other operational reports to FINRA's Risk Oversight & Operational Regulation department as it may require.

4. Disclose promptly any material change in financial or operational condition, or in personnel in accordance with the rules and procedures of NYSE American.

5. Establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations and NYSE American's rules. Such written procedures shall at all times be available for inspection by NYSE American staff.

*Includes Market Maker and/or eDMM

AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant Broker-Dealer are complete and agrees to update information as required. Further, the Applicant Broker-Dealer will abide by all rules of the Exchange, as may be amended from time to time.

Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor	Date
Print Name	Title

NYSE American Options - Designated Give-up Notification Form

1. American Trading Permit ("ATP") Firm Information

ATP Firm Name		CRD #	
Business Contact Name			
Business Contact Phone and E-mail Address			

2. Give-up Information

The above referenced ATP Firm requests NYSE American Options ("the Exchange") to enable (or disable) give-ups for the following ATP Clearing Firms (***NOTE***: *Please check the appropriate column/box to indicate whether the give up is to be enabled or disabled).*				Enable Give Up	Disable Give Up
ATP Clearing Firm Name:		OCC #:		☐	☐
ATP Clearing Firm Name:		OCC #:		☐	☐
ATP Clearing Firm Name:		OCC #:		☐	☐
ATP Clearing Firm Name:		OCC #:		☐	☐
ATP Clearing Firm Name:		OCC #:		☐	☐
ATP Clearing Firm Name:		OCC #:		☐	☐
ATP Clearing Firm Name:		OCC #:		☐	☐
ATP Clearing Firm Name:		OCC #:		☐	☐

ATP Firm represents that it has appropriate policies and procedures applicable to the clearing and settlement of transactions executed pursuant to this agreement and Exchange Rule 961.

ATP Firm represents that it has a valid Clearing Letter of Consent or Letter of Authorization on file with the Exchange.

Print Name and Title of Authorized Signatory		
Signature		Date

Please return to Client Relationship Services via email CRS@nyse.com.

Revised July 2015

NYSE American Options
Floor Broker's Letter of Authorization

This Letter of Authorization is made as of ________________________ , 20 _________________________

by ____ American Trading Permit ("ATP")Clearing Firm

in respect of ____ the "ATP Firm"

on behalf of ____________________ the "Floor Broker".

WHEREAS Floor Broker is an ATP Holder of NYSE American Options ("the Exchange"), and ATP Clearing Firm is an ATP Holder of the Exchange and member of The Options Clearing Corporation ("OCC"); and

WHEREAS Floor Broker is registered with the Exchange as a Floor Broker pursuant to Exchange Rule 931NY, and Floor Broker desires that options transactions effected by it on the Exchange be cleared through the OCC by ATP Clearing Firm, and

WHEREAS ATP Firm has requested ATP Clearing Firm to issue a Letter of Authorization for Floor Broker;

NOW, THEREFORE, in consideration of the premises and the agreements hereinafter set forth, the ATP Clearing Firm hereby agrees, for the benefit of the OCC and the Exchange, and their respective members, that ATP Clearing Firm shall accept full financial responsibility for the clearance of the Exchange options transactions made by Floor Broker when the name of ATP Clearing Firm is given up.

This Letter of Authorization shall remain in effect until a written notice or revocation has been received by the Exchange. If such written notice has not been received at least one hour prior to the opening of trading on a particular business day, such revocation shall not become effective until the close of trading on such day. A revocation shall not relieve ATP Clearing Firm of responsibility for transactions guaranteed prior to the effective time of such revocation.

Executed counterparts of this Letter of Authorization shall be filed with the Exchange. This agreement may not be revoked or terminated except as stated above, and this agreement shall not be modified or amended by any other instrument (whether heretofore or hereinafter executed) unless the approval of the Exchange is noted thereon.

WITNESS the due execution of the Letter of Authorization as of the day first above written.

____
Print name of Authorized Signatory of ATP Firm

____
Signature of Authorized Signatory of ATP Firm

____

____
Print name of ATP Clearing Firm

____
Print name of Authorized Signatory of ATP Clearing Firm

____
Signature of Authorized Signatory of ATP Clearing Firm

NYSE American Options
Floor Employee Application

FLOOR EMPLOYEE REGISTRATION REQUEST

Incomplete applications will not be accepted. Applications will not be approved without fingerprint clearance, U-4 and WebCRD®. ("CRD") registration. Accordingly, failure to respond accurately to the following questions will delay approval of your application and may result in denial of floor access.

APPLICANT PERSONAL INFORMATION

Applicant Name: ______________________ CRD: ______________________

Title: ______________________ DOB: ______________________

Phone: ______________________ Email: ______________________

AMERICAN TRADING PERMIT ("ATP") FIRM INFORMATION

ATP Firm Name: ______________________ CRD: ______________________

Primary Contact Name: ______________________ Title: ______________________

Phone: ______________________ Email: ______________________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED

☐ Trade Support Clerk ☐ Floor Employee

All individuals requesting access to the NYSE American Options ("the Exchange") Floor must register as ("FE") on CRD

APPLICATION CHECKLIST

☐ A Form U-4 requesting the "FE" registration has been submitted to FINRA through CRD

☐ A fingerprint card has been submitted to FINRA

Do you have any reportable events on the U-4 submitted to FINRA through CRD? ☐ Yes ☐ No

APPLICANT ACKNOWLEDGEMENT

I authorize the Exchange and its affiliates to give any information they may have concerning me to any employer or prospective employer, any federal, state, or municipal agency, or any other SRO, and I release the Exchange, its affiliates and any person acting on their behalf from any and all liability of whatever nature by reason of furnishing such information.

I swear or affirm that I have read and understand the items and instructions on this form and that my answers are true and complete to the best of my knowledge.

______________________ ______________________
Signature of Applicant Date

ATP FIRM ACKNOWLEDGEMENT

The undersigned ATP Firm certifies that the applicant named above is authorized to enter into the Exchange Floor as referenced above, on behalf of this ATP Firm. Additionally, the ATP Firm acknowledges that it is responsible for the applicant identified above, and as such actions of the applicant shall be binding on the ATP Firm in all respects.

______________________ ______________________
Signature on behalf of Applicant Firm Date:

____
Print Name

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

Revised October 2018

NYSE American Options

TERMINATION OF ORDER SENDING/CLEARING AMERICAN TRADING PERMIT

To: NYSE American Client Relationship Services Department ("CRS")

From: ____
American Trading Permit ("ATP") Firm

Re: ____
ATPID Acronym(s)

Type of ATP:

☐ Clearing ATP ☐ Order Sending ATP

Date of Termination (Close of Business):______________________________

☐ Temporary Termination

Date of Return:______________________________

☐ Permanent Termination

____

Authorized Signature of ATP Firm **Date**

Checklist for Terminating an Order Sending/Clearing Firm ATP

1. ATP Firms must notify the Exchange no later than one (1) business day in advance of the proposed termination date.

2. Temporary terminations cannot exceed 180 days.

Updated July 2017

NYSE American Options

Specialist / eSpecialist Application

APPLICATION FOR SPECIALIST / e-SPECIALIST REGISTRATION - EXPLANATION OF TERMS

For purposes of this application, the following terms shall have the following meanings:

Allocation - on a form or forms prescribed by the Exchange, a registered Specialist/e-Specialist must apply for an Allocation, having the obligations hereunder, and of NYSE American Options ("the Exchange") Rule 927NY, in one or more option classes.

Applicant – the Broker-Dealer ("BD") applying as a registered Specialist/e-Specialist or amending this form to become a registered Specialist/e-Specialist.

Appointment - on a form or forms prescribed by the Exchange, a registered Specialist/e-Specialist must apply for a Primary Appointment, having the obligations hereunder, and of Exchange Rule 927NY, in one or more option classes.

Associated Person - a person who is a partner, officer, director, member of a LLC, trustee of a Business Trust, or employee of an American Trading Permit ("ATP") Firm or any person directly or indirectly controlling, controlled by or under common control with an ATP Firm.

Control – (as defined on Form BD) the power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract or otherwise. Any person that (1) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (2) directly or indirectly has the right to vote 25% or more of a class of a voting security or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (3) in the case of a partnership, has the right to receive upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that company.

Central Registration Depository System ("Web CRD®") – A centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE American LLC is a participant of this system.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a registered Broker-Dealer's examining authority, when the Broker-Dealer is a Member of more than one SRO. Every Broker-Dealer is assigned a DEA, who will examine the Broker-Dealer for compliance with financial responsibility rules.

Eligible Issues – an Specialist/e-Specialist may be allocated any one or more of the options issues opened for trading at the Exchange.

e-Specialist– an individual or entity that has been deemed qualified by the Exchange for the purpose of making transactions on the Exchange in accordance with the provisions of Exchange Rules 927.4NY-927.6NY. Each e-Specialist must be registered with the Exchange as a Market Maker.

Financial Arrangement – (1) the direct financing of an ATP Firm's dealings upon the Exchange; (2) any direct equity investment or profit sharing arrangement; or (3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

Specialist – an individual or entity that has been deemed qualified by the Exchange for the purpose of making transactions on the Exchange in accordance with the provisions of Exchange Rule 920NY, and who meets the qualification requirements of Exchange Rule 927NY(b). Each Specialist must be registered with the Exchange as a Market Maker. Any ATP Holder registered as a Market Maker with the Exchange is eligible to be qualified as a Specialist.

Remote Market Maker ("RMM") – a Remote Market Maker is an ATP Holder who is registered with the Exchange for the purpose of making transactions as dealer-specialist from a location off the Floor of the Exchange. Transactions of Remote Market Makers that are executed through the facilities of the Exchange, in accordance with the rules of the Exchange, are deemed to be Market Maker transactions for purposes of Exchange Rule 920NY.

Floor Market Maker ("FMM") - a Floor Market Maker is a registered Market Maker who makes transactions as a dealer-specialist while on the Floor of the Exchange and provides quotations: (A) manually, by public outcry, and (B) electronically through an auto-quoting device.

APPLICATION FOR SPECIALIST / e-SPECIALIST REGISTRATION - EXPLANATION OF TERMS (continued)

Market Maker – a Market Maker shall refer to an ATP Holder that acts as a Market Maker pursuant to Exchange Rule 920NY.

Market Maker Authorized Trader ("MMAT") – a Market Maker Authorized Trader shall mean an authorized trader who performs market making activities pursuant to Exchange Rule 920NY on behalf of an ATP Holder registered as a Remote Market Maker.

NYSE American LLC ("NYSE American", the "Exchange", or the "Corporation") - a Delaware limited liability corporation. The Exchange offers an options trading platform under the brand name NYSE American Options. NYSE American is a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. NYSE American is also a Self-Regulatory Organization ("SRO").

NYSE American Options – "NYSE American Options" shall refer to those aspects of the SRO and the Trading Facilities business of the Exchange licensed to trade Options by the Exchange. The term "NYSE American Options" shall have the same meaning as "Exchange" as that term is defined in Exchange Rule 900.2NY.

Quotations – ATP Holders who are registered as Specialist/e-Specialists are required by Exchange Rule 925.1NY to generate and automatically update two-sided market quotations throughout the trading day in each of their appointed issues for 90% of the time the Exchange is open for trading in each issue.

Self-Regulatory Organization ("SRO") - each national securities exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for violation of the SRO's rules

APPLICATION FOR SPECIALIST / e-SPECIALIST REGISTRATION - PROCESS

Filing Requirements
Prior to submitting the Application to become a Specialist/e-Specialist, an applicant BD must have completed the ATP application, identifying "Specialist" or "e-Specialist" as a business to be conducted on the Exchange. A firm will not be eligible for approval as a Specialist/e-Specialist until after their ATP application, with this indication, is approved.

Checklist
Applicant ATP Firm must complete and submit all materials as required in the Application Checklist (page 4) to CRS@nyse.com

**If you have questions regarding the application, you may direct them to Client Relationship Services ("CRS"):
Email: CRS@nyse.com; Phone: 212.896.2830.**

Application Process

- Following submission of the Specialist/e-Specialist Application and supporting documents, the Exchange will review the application for completeness, assess the firm's capital sufficiency, review registration and disclosure information for the Applicant and each listed Specialist/e-Specialist.
- Applicant is required to consult with an Exchange representative to determine the most beneficial connectivity option. .
- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the Applicant has an associated person(s) with a possible statutory disqualification, the Exchange will contact the representative of the applicant Broker-Dealer to discuss the statutory disqualification process.
- If it appears that the Applicant has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant will be contacted by the Exchange for further information.
- Applicants who have completed and returned all documents without indication of a statutory disqualification, outstanding debt, civil judgment actions and/or regulatory disciplinary actions will be presented to the Exchange for approval or disapproval without delay.
- The Exchange will promptly notify the Applicant in writing of their decision.
- Upon approval and once connectivity is established, your Exchange representative will inform you of your ability to trade.
- In the event an Applicant is disapproved by the Exchange, the Applicant has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of the rules of the Exchange. A disapproved applicant desiring an opportunity to be heard shall file a written application with the Secretary of the Corporation within thirty (30) calendar days after such action has been taken.

APPLICATION CHECKLISTNYSE AMERICAN OPTIONS SPECIALIST/e-SPECIALIST	
☐	Approved ATP Application
☐	Application for Specialist/e-Specialist, Sections 1 through 5
☐	Form U4 and fingerprint cards for each Specialist/e-Specialist listed in Section 3 are available on Web CRD®
☐ ☐	Proof of successful completion of the Exchange Market Maker Examination for each Specialist/e-Specialist listed in Section 3; or Request for Waiver has been granted.
☐ • • • • ☐ ☐	Financial Documentation Four (4) Most Recent FOCUS Reports[1] and Most Recent Audited Financial Statements, if applicable Most Recent Balance Sheet and Capital Computation[2] Six Month Profit/Loss Projection[2] Subordination Agreements, if applicable[2] All examination reports and corresponding responses from the Applicant Broker-Dealer for the previous two (2) years Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation

[1] Applicants must demonstrate that they have current net capital of 140% of their minimum net capital requirement or $20,000 in excess of their minimum dollar net capital requirement, **whichever is greater**. If the Applicant has reported net losses for the period reviewed, the Firm's financial statements must demonstrate that its excess net capital can withstand six (6) consecutive months of average losses. Applicants that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

[2] Required for NYSE American -DEA Broker-Dealers only

SECTION 1 - ORGANIZATIONAL PROFILE

Date: ____________ SEC No.: ____________ CRD No.: ____________

LEI #: ____________________________

☐ Application ☐ Amendment

GENERAL INFORMATION

Name of Applicant ATP Firm: ____________________________

Business Address: ____________________________

City ____________ State: ________ Zip Code: ________

Business Phone: ____________

Contact Name: ____________ Title: ____________

Phone: ____________

Email Address: ____________

ATP APPROVAL STATUS

☐ Applicant ATP Firm is currently an approved ATP Holder and Market Maker with the Exchange or is currently an Applicant to become an ATP Holder and Market Maker with the Exchange.*

* All Specialist/e-Specialist applicants must be approved ATP Holders and Market Makers with the Exchange.

NET CAPITAL

Amount ____________ As of Date: ____________

FOCUS Report Line Item* ____________

Source of Net Capital (check all that apply):

☐ Long Proprietary Positions ☐ Interest/Dividends/Commissions ☐ Secured Demand Note

☐ Cash ☐ Subordinated Loan ☐ Clearing/Good Faith Deposits

☐ Other ____________________________

* Submitting the firm's most recent Quarterly FOCUS report and highlighting the Net Capital is an alternative to completing this section.

SECURITIES

Estimate the number of issues in which the Applicant intends to become registered as a Specialist/e-Specialist: ________

OTHER BUSINESS ACTIVITIES

Check all that apply:

☐ Investment Banking ☐ Public Securities Business

☐ Proprietary Trading ☐ Equities Market Maker

☐ Other ____________________________

SECTION 2 – OTHER AFFILIATIONS

Is the Applicant a Dealer/Specialist/e-Specialist or Market Maker on a registered national securities exchange(s) or association?

☐ Yes ☐ No

If yes, provide the following information:

SRO: ______________________________

Operating Capacity: ______________________________

List Securities: ______________ ______________

______________ ______________

______________ ______________

______________ ______________

______________ ______________

SRO: ______________________________

Operating Capacity: ______________________________

List Securities: ______________ ______________

______________ ______________

______________ ______________

______________ ______________

______________ ______________

SRO: ______________________________

Operating Capacity: ______________________________

List Securities: ______________ ______________

______________ ______________

______________ ______________

______________ ______________

______________ ______________

SECTION 3 - INFORMATION FOR SPECIALISTS / e-SPECIALISTS

Specialist/e-Specialists are subject to all applicable State and Federal Laws, and the rules promulgated thereunder, as well as the Rules of the Exchange. To ensure compliance, please consult your compliance department and/or legal counsel to determine the rules that are applicable, including, but not limited to, those referenced below. In particular, please refer to Exchange Rule 3 (j) General Prohibitions and Duty to Report and also determine whether Exchange Rule 927NY applies to your firm.

Exchange Rule 927NY(b): Qualification of Specialists

(1) Qualification of Specialists. The qualification of Specialists shall be conducted by the Exchange. The Specialist Qualification Process is as follows:

(A) Applications for qualification as a Specialist shall be general and shall not specify a particular option issue or issues. Applicants for qualification as a Specialist may present any matter they wish the Exchange to consider in conjunction with its decision. The Exchange may require that presentation to be solely or partially in writing, and may require the submission of additional information from an Applicant, or any person associated with an Applicant.

(B) The Exchange may also specify one or more conditions on the applicant with respect to any representations made in the application process, including but not limited to representations regarding capital operations, personnel or technical resources.

Exchange Rule 927NY(c): Obligations of Specialists

Each Specialist must meet the following obligations:
(1) Assure that disseminated market quotations are accurate;
(2) Honor guaranteed markets, including markets required by Exchange Rule 970NY and any better markets pledged during the allocation process;
(3) Generate and automatically update two-sided market quotations with size in all appointed series through the Specialists own proprietary auto-quoting system;
(4) Fulfill general Market Maker obligations under Exchange Rules 925NY and 925.1NY;
(5) With respect to trading as a Market Maker, effect trades that have a high degree of correlation with the overall pattern of trading for each series in the option issues involved;
(6) Participate at all times in any automated execution system that is in effect in designated option issues;
(7) Make FLEX Quotes in response to a specific Request for Quotes in appointed classes of FLEX Equity Options whenever in the opinion of the FLEX Post Official the interests of a fair, orderly and competitive market are best served by such action.
(8) Maintain communications with member firms in order to respond to suggestions and complaints;
(9) Respond to competition by offering competitive markets and competitively-priced services.
(10) Maintain a cash or liquid asset position of at least $1,000,000. In the event that two or more Specialists are associated with each other and deal for the same Specialist account, this requirement will apply to such Specialists collectively, rather than to each Specialist individually;
(11) Fully satisfy conditions of appointments pursuant to Subsection (b)(1)(B) of this Rule;
(12) Promptly inform the Exchange of any material change in financial or operational condition or in personnel.

SECTION 3 - INFORMATION FOR SPECIALISTS / e-SPECIALISTS (Continued)

Exchange Rule 927.4(a) – e-Specialist

(a) Designation as an e-Specialist. The Exchange may designate e-Specialists in an options class to fulfill certain obligations required of Specialists. The Exchange shall determine the appropriate number of approved e-Specialists per option class. Factors to be considered in approving e-Specialists include any one or more of the following:

(i) adequacy of resources including capital, technology, and personnel;
(ii) history of stability, superior electronic capacity, and superior operational capability;
(iii) market making and/or specialist experience in a broad array of securities;
(iv) ability to interact with order flow in all types of markets;
(v) existence of order flow commitments.
(vi) willingness to accept allocation as an e-Specialist in options in at least 400 underlying securities; and
(vii) willingness and ability to make competitive markets on the Exchange and to promote the Exchange in a manner that is likely to enhance the ability of the Exchange to compete successfully for order flow in the options it trades.

In selecting an applicant for approval as an e-Specialist, the Exchange may place one or more conditions on the approval concerning the operations of the applicant and the number of option classes which may be allocated to the Applicant.

Each e-Specialist shall retain its approval to act as an e-Specialist until the Exchange relieves the e-Specialist of its approval and obligations to act as an e-Specialist or the Exchange terminates the e-Specialist's approval to act as an e-Specialist pursuant to Exchange Rules. An e-Specialist may not transfer its approval to act as an e-Specialist unless approved by the Exchange.

Exchange Rule 927.5 – e-Specialist Obligations

Each e-Specialist shall fulfill all of the obligations of a Market-Maker and of a Specialist under the rules of the Exchange and shall satisfy each of the following requirements:

(a) meet the quoting obligations of Exchange Rule 925NY and 925.1NY(b);
(b) assure that its market quotations are accurate;
(c) continue to act as an e-Specialist and to fulfill all of the e-Specialist's obligations as an e-Specialist until the Exchange relieves the e-Specialist of its approval and obligations to act as an e-Specialist;
(d) make competitive markets on the Exchange and otherwise to promote the Exchange in a manner that is likely to enhance the ability of the Exchange to compete successfully for order flow in the classes it trades;
(e) immediately notify the Exchange of any material operational or financial changes to the e- Specialist organization as well as obtain the Exchange's approval prior to effecting changes to the ownership, capital structure, voting authority, distribution of profits/losses, or control of the e- Specialist organization.

SECTION 4 – REQUIRE INFORMATION & ACKNOWLEDGEMENT

The undersigned Applicant, applying for registration as a Specialist/e-Specialist, accepts full responsibility for having knowledge of and adhering to all applicable rules and regulations governing the trading facility of the Exchange, including its subsidiaries and affiliates. The undersigned acknowledges the following requirements:

1. Maintain the net capital requirements as prescribed by SEC Rule 15c3-1, whichever is greater. The net capital requirements apply only to the registered Specialist/e-Specialist firm rather than to each specialist/e-Specialist individually.
2. Maintain a cash or liquid asset position of at least $1,000,000. In the event that two or more Specialists/e-Specialists are associated with each other and deal for the same Specialist/e-Specialist account, this requirement will apply to such Specialist/e-Specialists collectively, rather than to each Specialist/e-Specialist individually.
3. The Specialist/e-Specialist's ATP Clearing Firm will provide daily equity information to the Financial and Operational Compliance Department for Specialist/e-Specialist cash or liquid asset position review.
4. Provide monthly financial statements consisting of FOCUS Form X-17A-5 to the Exchange for Market Maker capital compliance review.
5. Provide detailed financial reports and such other operational reports to the Exchange as it may require.
6. Disclose promptly any material change in financial or operational condition, or in personnel in accordance with the rules and procedures of the Exchange.
7. Establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations and NYSE American rules. Such written procedures shall at all times be available for inspection by the Exchange.
8. Be responsible for designating an approved Specialist/e-Specialist to act as a backup Specialist/e-Specialist in case of absence and notify the Corporation of such designation, pursuant to Exchange Rule 927NY. The designated backup Specialist/e-Specialist must be an approved Specialist/e-Specialist in good standing and have sufficient capital to meet the capital requirements of the Specialist/e-Specialist being backed up, as well as their own. If necessary, more than one Specialist/e-Specialist may be needed or selected to act as an appropriate backup.

ADDITIONAL REQUIRED DOCUMENTS

In addition to the information requested in the ATP Application, the Applicant is requested to provide the following information, if it has not already done so:

- A list of any other communication equipment that Specialist/e-Specialists can access to route orders in securities to other markets for execution. Provide the location of such terminal(s) and a description of the use of the terminal(s) and the business transmitted through it.

AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the Exchange, as may be amended from time to time.

Authorized Signatory for Applicant ATP Firm ______________________ Date: ______________________

Print Name: ______________________ Title: ______________________

NYSE American Options

Registered Trader & Nominee Application

REGISTERED TRADERS

Each American Trading Permit ("ATP") Holder is required to register employees and associated persons in accordance with NYSE American LLC (the "Exchange") rules, including but not limited to Rule 341.. Individual traders of an ATP Holder must successfully pass any required examination and identify registration with the Exchange within any and all applicable categories on Form U4 including, but not limited to, the following:

- **OM** – Market Maker of ATP Holder (Series 57 prerequisite)
- **OM** – Floor Brokers of ATP Holder (Series 57 prerequisite)

ATP HOLDER INFORMATION

Firm Name: ______________________ CRD#: ______________

Contact Name: ______________________ Title: ______________

Phone: ______________________ Email: ______________

INDIVIDUAL APPLICANT INFORMATION

Name of Individual: ______________________ CRD#: ______________

Date of Birth: ______________________ Phone: ______________

Email: ______________________

TYPE OF BUSINESS TO BE CONDUCTED (Please check appropriate box below)

☐ Specialist / e-Specialist

☐ Remote Market maker (RMM)

☐ Floor Market Maker (FMM)

☐ Floor Broker (FB)

☐ Market Maker Authorized Trader (MMAT)

APPLICATION CHECKLIST

☐ A Form U-4 and Fingerprint card has been submitted directly to WebCRD©

☐ Individual has passed the required examination

☐ Individual has been granted a waiver of the required examination

AUTHORIZED ACKNOWLEDGEMENT OF APPLICANT FIRM

______________________ ______________________

Signature of Authorized Officer, Partner, Managing Member — Date

______________________ ______________________

Print Name — Title

INDIVIDUAL APPLICANT AGREEMENT

The undersigned applicant represents that the information and statements contained herein, including the attachments hereto, and other information filed herewith, all of which are parts hereof, are current, true and complete

______________________ ______________________

Signature of Individual Applicant — CRD#

______________________ ______________________

Print Name — Title

NYSE American Registered Trader Application

REGISTERED TRADERS

Each Market Maker Firm is required to register Market Maker Authorized Traders in accordance with applicable Exchange rules ("Rules"). Pursuant to these Rules, applicants must complete the necessary documentation and submit such documentation in the manner prescribed in Rule 7.21E. Individual traders of the applicant must successfully pass any required examination and identify registration with the Exchange within any and all applicable categories on Form U4. Proof of examination requirements, fingerprint card submission, and Form U-4s should be submitted by the applicant to the Central Registration Depository ("Web CRD®") for review by Exchange personnel.

- **MMAT** – Market Maker Authorized Traders of the Applicant (Series 57 prerequisite)

APPLICANT FIRM INFORMATION

Firm Name: ______________________ CRD#: ______________

Contact Name: ______________________ Title: ______________

Phone: ______________________ Email: ______________

MARKET MAKER AUTHORIZED TRADER APPLICANT INFORMATION

Name of Applicant: ______________________ CRD#: ______________

Date of Birth: ______________________ Phone: ______________

Email: ______________________

TYPE OF BUSINESS TO BE CONDUCTED (Please check appropriate box below)

☐ eDMM ☐ Market Maker Authorized Trader (MMAT)

☐ Applicant will be located on the NYSE Floor
(If applicant checks this box additional floor access paperwork may be required.)

APPLICATION CHECKLIST

☐ A Form U-4 and Fingerprint card has been submitted directly to WebCRD©

☐ Individual has passed the required examination

☐ Individual has been granted a waiver of the required examination

AUTHORIZED ACKNOWLEDGEMENT OF APPLICANT FIRM

______________________ ______________________
Signature of Authorized Officer, Partner, Managing Member Date

______________________ ______________________
Print Name Title

APPLICANT AGREEMENT

The undersigned applicant represents that the information and statements contained herein, including the attachments hereto, and other information filed herewith, all of which are parts hereof, are current, true and complete

______________________ ______________________
Signature of Applicant CRD#

______________________ ______________________
Print Name Title

AP Form

New York Stock Exchange LLC and/or NYSE American LLC

This Form is to be completed by an entity registering as an "approved person" with New York Stock Exchange LLC ("NYSE") and/or NYSE American LLC ("NYSE American").

Instructions

Prior to completing this AP Form ("Form"), the entity registering as an "approved person" ("Applicant") should be familiar with the rules of the NYSE and/or NYSE American, as relevant, (individually, an "Exchange," and collectively, the "Exchanges"), particularly those rules relating to approved persons, ("Approved Person") including but not limited to NYSE Rule 2, NYSE Rule 304, NYSE American Rule 310, and NYSE American Rule 311.

- A copy of the completed Form must be retained by the Applicant and the member organization with which the Applicant is or will be associated ("Member Organization").
- To the extent necessary, provide additional information via a separate attachment referencing the section and question to which the additional information applies.
- The list of Approved Persons must be kept up-to-date with the relevant Exchange(s) and FINRA.
  - A new Form should be completed upon the occurrence of a change (e.g., a change in ownership, a new Approved Person).
  - The elimination of an existing Approved Person should be provided to the relevant Exchange(s) and FINRA in writing (email is acceptable).
  - Notification of changes should be provided to the relevant Exchange(s) (crs@nyse.com) and FINRA (pendingmember@finra.org) within 30 days.
- Please refer to Information Memo 12-10: https://www.nyse.com/publicdocs/nyse/markets/nyse/information_memo_12-10_amendments_of_approved_persons.pdf

For Applicants associated with firms seeking Exchange membership, please email a signed and completed copy of the Form to Client Relationship Services at crs@nyse.com.

For Applicants associated with existing Exchange member organizations, please email a signed and completed copy of the Form to FINRA, Regulatory Review and Disclosure Department at pendingmember@finra.org.

Section I

Exchange Registration(s) applying for: ☐ NYSE ☐ NYSE American

1. Full name of the AP Applicant Entity: ____

2. If applicable, Web CRD # of the Applicant: ______________________________________

3. Full name and Web CRD # of the Member Organization or pending Member Organization with which the AP Applicant is or will be associated:

   Member Organization:___________________________________ Web CRD#: __________________

4. Approved Person status is requested pursuant to the rules of the relevant Exchange(s) because the Applicant:
   ☐ *controls* the Member Organization
   ☐ is engaged in a *securities or kindred business* and is *controlled* by the Member Organization
   ☐ is a U.S. registered broker-dealer and is *under common control* with the Member Organization

5. Is the applicant subject to a *Statutory Disqualification* – as the term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934?

   ☐ Yes
   ☐ No

   If an Applicant or any person associated with the Applicant, subsequently become subject to a *Statutory Disqualification* after initial approval, this information must promptly be communicated to the relevant Exchange(s) by sending notification to FINRA at disclosurerevieworg@finra.org – see Rules 304 and 4530.

Section II

1. Address of Applicant's principal place of business (complete address of actual location):

   ____

2. Date and place of incorporation or jurisdiction under the laws of which Applicant was formed:

   ____

3. Indicate whether the Applicant has operated under any other names and identify all such names:

   ____

Section III

By signing below, the Applicant represents and acknowledges the following:

The Applicant is not relying upon the Exchange(s) to provide any information concerning or relating to the Member Organization and agrees that the Exchange(s) has(ve) no responsibility to disclose to the Applicant any information concerning or relating to the Member Organization that it may have now or obtain at any future time. The Applicant agrees for itself, its personal representatives, successors and assigns that neither the Exchange(s), nor any investor, officer, trustee, agent, nor employee of said Exchange(s) shall be liable to the Applicant with respect to the Applicant's investment or interest in the Member Organization or with respect to any repayment of any such investment or interest.

It is understood that the statements made in connection with this Form will be relied upon by the Exchange(s) and may be verified by investigation. The Applicant declares that all such statements are true, complete, current and accurate. It is also recognized that the Exchange(s) reserves the right to request additional information.

The Applicant undertakes and agrees to subject itself to the jurisdiction of the Exchange and to abide by such provisions of the Rules of the Exchange(s) as would at any time apply to an Approved Person as such term is defined in the Rules of the Exchange(s).

The Applicant hereby agrees to comply with the relevant provisions of the Securities Exchange Act of 1934, as amended, and the Rules and Regulations thereunder, and to furnish said Exchange(s) with such information with respect to the Applicant's relationship and dealings with its affiliated Member Organization as the Exchange(s) may require, to supply the Exchange(s) with information relating to the existence of any "statutory disqualification" (as such term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934, as amended) to which the Applicant or any person associated therewith may be subject, to permit examination by the Exchange(s) or its designee of Applicant's books and records in order to verify the accuracy of the aforesaid information, and to subject itself to and abide by the Exchange's(s') disciplinary authority.

Applicant represents that except as is specifically indicated on this form or any supplement thereto, neither it nor any person associated therewith is subject to a statutory disqualification as defined in Section 3(a)(39) of the Securities Exchange Act of 1934).

Applicant covenants and agrees that the foregoing statements, warranties, representations and undertakings will continue to apply with full force and effect notwithstanding that the Member Organization may have changed its name or form of organization, or legal status (but <u>has</u> retained its same SEC Broker Dealer number) unless Applicant shall have otherwise notified the Exchange(s), in writing.

Signature: ____ Date: ______________________

(A Duly Authorized Executive Officer, Senior Partner, Managing Member or equivalent of the Applicant)

Printed Name: ____

Title: ____

Web CRD# (if applicable): ____

Membership Application for New York Stock Exchange LLC[1] and NYSE American LLC

[1] NYSE membership permits the Applicant Firm, upon approval of membership, to participate in the NYSE Bonds platform.

TABLE OF CONTENTS

APPLICATION PROCESS

Filing Requirements
Prior to submitting the Application for New York Stock Exchange LLC ("NYSE") and/or NYSE American LLC ("NYSE American") membership, an Applicant Firm must file a Uniform Application for Broker-Dealer Registration (Form BD) with the Securities and Exchange Commission and register with the FINRA Central Registration Depository ("Web CRD®").

Application Submission
Applicant Firm must complete and submit all applicable materials addressed within the application as well as the additional required documentation noted in Section 6 of the application.

Application and supplemental materials should be sent electronically to crs@nyse.com. Please ensure all attachments are clearly labeled.

NYSE Applicant Firm pays one of the below application fees (one-time fee and non-refundable):

Clearing Firm	$20,000 (Self-Clearing firm or Clears for other firms)
Introducing Firm	$ 7,500 (All other firms fall within this category)
Non-Public Firm	$ 2,500 (On-Floor firms and Proprietary firms)

Kindly make check payable to "NYSE Market (DE), Inc." and submit the check with your initial application. Please contact crs@nyse.com for the mailing address to send a check or for instructions to wire the application fee.

Note: Applicant Firm must address all information and questions contained in this application. To the extent Applicant Firm believes a particular item or subject matter requested in the application is not relevant to its business, Applicant Firm must so indicate.

NYSE and NYSE American (individually and collectively referred to as the "Exchange," as relevant) have retained the Financial Industry Regulatory Authority ("FINRA") to perform certain regulatory services for a broker or dealer seeking membership with this application. All application materials sent to the Exchange will be reviewed by the Exchange's Client Relationship Services ("CRS") Department for completeness. The applications are then submitted to FINRA who performs the application review. All applications are confidential and non-public. The Exchange's CRS Department and FINRA may request Applicant Firms to submit documentation in addition to what is requested in the application during the application review process.

Each Applicant Firm is required to update information submitted as part of this application process that becomes inaccurate or incomplete during the pendency of the application and may be required to provide additional information as requested by FINRA or the Exchange's CRS Department. Each Applicant Firm shall promptly notify their FINRA Regulatory Coordinator and the Exchange's CRS Department in writing of any change in ownership or material change in business. If applicable, reflect such changes through any required filings with Web CRD® or make other notifications and submissions as otherwise required.

If you have questions on completing the application, you may direct them to:

NYSE - Client Relationship Services
Email: crs@nyse.com
Phone: 1.212.896.2830

APPLICATION PROCESS (Continued)

Application Process
Following submission of the application, fees and supporting documents to the Exchange, the application will be reviewed for accuracy and completeness. The Exchange will submit the application to FINRA for review.

- Applicants may be subject to disciplinary action if false or misleading answers are given.
- If applying for NYSE membership only and an NYSE Equity Trading License or NYSE Bond Trading License is not activated within six months of approval of the Application, Applicant Firm should reapply for membership or complete the application for Regulated Only Membership. Applicant Firm will be asked to complete an NYSE Trading License or NYSE Bond Trading License upon approval of the application.
- Upon approval as a NYSE American member firm Applicant Firm will become an Equity Trading Permit Holder (ETP Holder).
- If review of Statutory Disqualification Disclosure information or a background investigation indicates that Applicant Firm has an associated person(s) with a possible statutory disqualification, FINRA may contact Applicant Firm to discuss the statutory disqualification process.
- If it appears that Applicant Firm has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, Applicant Firm may be contacted by FINRA for further information.
- CRS will promptly notify Applicant Firm, in writing, following the membership decision.
- To determine the most beneficial connectivity option, Applicant Firm should consult with an NYSE Relationship Manager or CRS Account Manager. The Exchange's CRS Department, Connectivity and Operations teams will then coordinate the connectivity between Applicant Firm and the Exchange, once Applicant Firm is approved for membership.
- Once connectivity is established, the Exchange will inform Applicant Firm of Applicant Firm's ability to trade.

INFORMATION AND RESOURCES

NYSE Rules:
http://nyserules.nyse.com/nyse/rules/

NYSE American Rules:
https://www.nyse.com/regulation/nyse-american/rules-and-disciplinary-actions

Rule Filings:
https://www.nyse.com/regulation/rule-filings

NYSE Rule Interpretations:
https://www.nyse.com/regulation/rule-interpretations

NYSE Information Memos :
https://www.nyse.com/regulation/rule-interpretations?documentType=Information%20Memo

NYSE Membership:
https://www.nyse.com/markets/nyse/membership

NYSE American Membership:
https://www.nyse.com/markets/nyse-american/membership

EXPLANATION OF TERMS

For purposes of this application, the following terms have the following meanings:

Applicant Firm – the Broker-Dealer organization applying for Exchange membership.

Approved Person – any person, other than a member, principal executive or employee of a member organization, who controls a member organization, is engaged in a securities or kindred business that is controlled by a member or member organization, or is a U.S. registered broker-dealer under common control with a member organization.

Central Registration Depository System ("Web CRD®") – Operated by FINRA, Web CRD is the central licensing and registration system for the U. S. securities industry and its regulators. It contains the registration records of registered Broker-Dealers and the qualification, employment and disclosure histories of registered individuals.

Control – means the power to direct or cause the direction of the management or policies of a person whether through ownership of securities, by contract or otherwise. A person shall be presumed to control another person if such person, directly or indirectly, **(i)** has the right to vote 25 percent or more of the voting securities, **(ii)** is entitled to receive 25 percent or more of the net profits, or **(iii)** is a director, general partner or principal executive (or person occupying a similar status or performing similar functions) of the other person. Any person who does not so own voting securities, participate in profits or function as a director, general partner or principal executive of another person shall be presumed not to control such other person. Any presumption may be rebutted by evidence, but shall continue until a determination to the contrary has been made by the Exchange.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a member of more than one SRO. Every Broker-Dealer is assigned a DEA, who is responsible for examining the Broker-Dealer for compliance with financial responsibility rules.

"Engaged in a securities or kindred business" – means "transacting business generally as a broker or dealer in securities, including but not limited to, servicing customer accounts or introducing them to another person." (The term "broker", "dealer" and "securities" are defined in section 3(a) of the Securities Exchange Act of 1934) This definition is not dependent upon whether the "broker" or "dealer" is registered, as such, with the Securities and Exchange Commission. Provided, it would not include a person who acts exclusively as an "investment adviser" or as a "futures commission merchant" and who does not otherwise act as a "broker" or "dealer" in securities.

ETP or ETP Holder – an Equity Trading Permit issued by NYSE American for effecting approved securities transactions on the NYSE American's cash equity Pillar trading platform. An ETP may be issued to a sole proprietor, partnership, corporation, limited liability company or other organization which is a registered broker or dealer, pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, and which has been approved by NYSE American as a member organization.

Financial Industry Regulatory Authority ("FINRA") - The Financial Industry Regulatory Authority (FINRA) is a self-regulatory organization (SRO) (see below) that regulates the activities of U.S. broker-dealers and performs market regulation pursuant to its own statutory responsibility and under contract for certain exchanges.

NYSE American LLC ("NYSE American") - a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934. NYSE American is also a Self -Regulatory Organization.

New York Stock Exchange LLC ("NYSE") - a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934.

Person – a natural person, corporation, limited liability company, partnership, association, joint stock company, trust, fund or any organized group of persons whether incorporated or not.

Retail Member Organization ("RMO") – a NYSE member organization (or a division thereof) that has been approved by the Exchange to submit Retail Orders (agency orders or riskless principal orders that meet the criteria of FINRA Rule 5320.03 and that originate from a natural person) and qualifies by either conducting a retail business or handling retail orders on behalf of another broker-dealer.

Self-Regulatory Organization ("SRO") - an SRO is a non-governmental organization that has the power to create and enforce industry regulations and standards for the securities and commodities futures industries, including all national securities and commodities exchanges.

Supplemental Liquidity Provider Market Maker ("SLMM") –off floor, electronic, high-volume members that are registered market makers incented to add liquidity on the NYSE platform

Supplemental Liquidity Provider ("SLP") – off floor, electronic, high-volume members incented to add liquidity on the NYSE platform.

EXPLANATION OF TERMS (Continued)

NYSE Trading License – issued by the NYSE for effecting approved securities transactions on the equities trading facilities. A NYSE Trading License may be issued to a sole proprietor, partnership, corporation, limited liability company or other organization which is a registered broker or dealer pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, and which has been approved by an NYSE member. A NYSE Trading License issued by NYSE is required to effect transactions on the floor of NYSE or through any facility thereof. An organization may acquire and hold a NYSE Trading License only if and for so long as such organization is qualified and approved to be a member organization of NYSE. A member organization holding a NYSE Trading License may designate a natural person to effect transactions on its behalf on the floor of NYSE, subject to obtaining and retaining required qualifications and approvals.

NYSE Bond Trading License ("BTL") – issued by the NYSE for effecting debt transactions on the NYSE or through any facility thereof. An organization may acquire and hold a BTL only if and for so long as such organization is qualified and approved to be a member organization of the NYSE. A BTL is not transferable and may not be, in whole or in part, transferred, assigned, sublicensed or leased; provided, however, that the holder of the BTL may, with the prior written consent of the NYSE, transfer a BTL to a qualified and approved member organization (i) that is an affiliate or (ii) that continues substantially the same business of such BTL holder without regard to the form of the transaction used to achieve such continuation, e.g., merger, sale of substantially all assets, reincorporation, reorganization or the like.

SECTION 1 - ORGANIZATIONAL PROFILE

Date: ______________ SEC No.: ______________ Web CRD No.: ______________ Broker/ Dealer TAX ID: ______________

LEI No.: ______________________________

GENERAL INFORMATION

Name of Applicant Firm: ______________________________

Business Address: ______________________________

City: ______________ State: ______________ Zip Code: ______________

Business Phone: ______________

Website Address: ______________________________

Contact Name: ______________ Title: ______________

Address: ______________________________

Phone: ______________

Email Address: ______________________________

APPLICANT'S DESIGNATED EXAMINING AUTHORITY ("DEA")

- ☐ Chicago Board Options Exchange (CBOE)
- ☐ International Securities Exchange (ISE)
- ☐ NASDAQ
- ☐ NASDAQ OMX PHLX (PHLX)
- ☐ NASDAQ OMX BX (BX)
- ☐ Financial Industry Regulatory Authority (FINRA)
- ☐ NYSE American
- ☐ NYSE Arca
- ☐ NYSE Chicago (CHI)
- ☐ Other ______________________________

If applicable, date of Applicant Firm's FINRA Membership (if pending, so indicate): ______________________________

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

OTHER SELF REGULATORY ORGANIZATION MEMBERSHIPS (Check all that apply)

- ☐ NASDAQ OMX BX (BX)
- ☐ NYSE Chicago (CHI)
- ☐ International Securities Exchange (ISE)
- ☐ Financial Industry Regulatory Authority (FINRA)
- ☐ NASDAQ OMX PHLX (PHLX)
- ☐ Cboe BZX U.S. Equities Exchange BATS (BZX)
- ☐ Cboe BYX U.S. Equities Exchange (BYX)
- ☐ Other ______________________________
- ☐ Chicago Board Options Exchange (CBOE)
- ☐ NYSE National
- ☐ NASDAQ
- ☐ NYSE American
- ☐ NYSE Arca
- ☐ Cboe EDGA U.S. Equities Exchange (EDGA)
- ☐ Cboe EDGX U.S. Equities Exchange (EDGX
- ☐ Investors Exchange (IEX)

(a) Identify other memberships being considered and the estimated cost of acquisition.

☐ ______________________________

(b) What source of funds will be utilized for the NYSE and any other memberships?

☐ ______________________________

SECTION 2 – APPLICANT FIRM ACKNOWLEDGMENT

Applicant Firm agrees to abide by the Bylaws and Rules of the Exchange, as well as federal securities laws and the rules and regulations thereunder, as may be amended from time to time, and all circulars, notices, interpretations, directives, decisions or Information Memos published by the Exchange.

Applicant Firm acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in Applicant Firm's DEA. It is understood that in that event, additional information may be required by the Exchange.

Applicant Firm acknowledges that if applying for NYSE Membership it must separately purchase either an NYSE Trading License, in order to have trading rights directly with the NYSE's equity and bond systems, or an NYSE BTL in order to have trading rights with the Exchange's bond system only. If Applicant Firm chooses not to purchase either Trading License, it will have no direct access to the NYSE trading systems, but will be deemed a Regulated Only Member Organization of the NYSE but must still be in full compliance with the rules and regulations of the Exchange. Once approved as a Member of NYSE American, Applicant Firm will be deemed an Equity Trading Permit Holder and will have direct access to the American equity trading systems.

Applicant Firm acknowledges that it is a member of a registered securities exchange and is eligible to apply for Exchange membership with this application.

The Exchange and FINRA reserve the right to request additional information and documentation from Applicant Firm in addition to what is noted in and during the application review process.

By signing below, Applicant Firm certifies and acknowledges the foregoing statements.

____
Applicant Firm

___________________________________ ________________________
Signature of Authorized Officer Date

___________________________________ ________________________
Print Name Title

SECTION 3 – APPLICATION QUESTIONS

Type of Exchange Membership(s) applying for:

☐ New York Stock Exchange LLC ("NYSE") ☐ NYSE American LLC ("NYSE American")

1. Type of Business Activity to be conducted with the Exchange membership: (Check all that apply)

☐ NYSE Equities Floor Brokerage
- ☐ Blue Line

☐ NYSE Bonds
- ☐ Agency
- ☐ Principal

☐ Non-member broker/dealer executions

☐ Engaging in business with other broker/dealers only

☐ Engaging in business with non-broker/dealers
- ☐ Retail
- ☐ Institutions
- ☐ On Floor executions for non-broker/dealers

☐ Proprietary trading
- ☐ NYSE Designated Market Maker (DMM)
- ☐ Off Floor
- ☐ Supplemental Liquidity Provider (SLP)
- ☐ Supplemental Liquidity Provider Market Maker (SLMM)

☐ Retail Member Organization (RMO)

☐ Sponsored access provider

☐ Corporate finance

☐ Primary government securities dealer

☐ Equities market maker

☐ Options (executions, market maker, etc.)

☐ Issue or distribute research reports

☐ Stock loan/stock borrow

☐ Repos/reverse repos financing transactions

☐ Joint Back Office (JBO) arrangements

☐ Underwritings

☐ Public Customer business

☐ Clearing Services

☐ NYSE American Electronic Designated Market Maker/Market Maker (eDMM/MM)

☐ Other (Please explain: ____)

2. Has Applicant Firm ever operated under another name and/or had any predecessor organizations? (If the answer is "Yes", please specify.) Yes ☐ No ☐

Response: ____

3. Does Applicant Firm have a direct parent? Yes ☐ No ☐

If so, provide the parent's name: ____

4. Identify for Applicant Firm:

(a) All office locations: ____

Any office location that shares space with another entity or business must be identified on Form BR in Web CRD.

5. Does Applicant Firm now have, or anticipate during the course of the application process having, a pending application with any SRO regarding a change in ownership, control or business operations? If so, please explain.

Response: ____

SECTION 3 – APPLICATION QUESTIONS (Continued)				
6. Does Applicant Firm engage or plan to engage in "Program Trading", as defined by NYSE Rule 7410(m). (If the answer is "Yes", see NYSE Information Memo 09-31 which can be found here: https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2009/09-31.pdf)	Yes	☐	No	☐
7. Does Applicant Firm currently (or does it plan to) consolidate computations of net capital and aggregate indebtedness for any subsidiary or affiliate, pursuant to Appendix C to SEA Rule 15c3-1? (If yes, Applicant Firm must provide financial information for the consolidated subsidiary or affiliate and identify the specific nature of the relationship (e.g., guaranteed, non-guaranteed).	Yes	☐	No	☐
8. Does Applicant Firm have registered principals as required by NYSE Rule 3110? If the firm answered "no", please explain. Response: ____	Yes	☐	No	☐
9. Is Applicant Firm a Futures Commission Merchant (FCM) or Introducing Broker as defined under the Commodities Exchange Act?	Yes	☐	No	☐

10. If DEA is not FINRA, please indicate Applicant Firm's proposed carrying/clearing methodology and/or clearance activities (please check all that apply):

a) Clearing Type:

- ☐ Self Clears
- ☐ Clears through another broker dealer on an omnibus basis
- ☐ Clears through another broker dealer on a fully disclosed basis
- ☐ Clears for others (affiliated or non-affiliated)

b) Regarding the above responses, identify Applicant Firm's clearing broker-dealer:
____

c) If applicable, identify the entities for which Applicant Firm clears (indicate N/A as appropriate):

____

d) If introducing, provide a copy of the clearing arrangement; and

e) If self clearing, provide a full description of the back office operations and facilities to be used to conduct this aspect of Applicant Firm's business, as well as the names, positions and experience of the key personnel in this area.

11. If DEA is not FINRA, please provide the date of your last cycle examination. If there has been no examination to date, provide the anticipated date of your first examination.

Response: ____

If Applicant Firm will be performing a Floor Based Business, please answer the following section. If the firm will be performing a non-Floor Based Business please move ahead to the Key Personnel section.

SECTION 4 - FLOOR BASED BUSINESS

9. Does Applicant Firm intend to accept orders on the NYSE floor over the telephone from public customers? ("Public customers" relate to non-broker/dealers, including institutional or retail customers.) (Information Memos 07-43 and 07-44) Yes ☐ No ☐

Info Memo 07-43 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-43.pdf

Info Memo 07-44 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-44.pdf

10. Has Applicant Firm met the NYSE's requirement to establish floor commission billing procedures and retain records for six years? *(*See NYSE Rules 301(e)(1), 353, and 440I) Yes ☐ No ☐

11. Who is the person responsible for supervision of all floor employees of Applicant Firm? (See NYSE Rules 342 and 3110)

Please provide that person's full contact information, name, telephone number, mailing address and email address

Contact Name: ____________________

Mailing Address: ____________________

Phone: ____________________ Email: ____________________

12. Does Applicant Firm maintain error and investment accounts? Yes ☐ No ☐

If yes, please indicate the account name and number of the error and investment accounts. (An NYSE member organization may have more than one error account, but it may maintain only one error account for Floor-related errors.) (See NYSE Rules 18, 123(e), 134, 411 & 407A, Member Education Bulletin 2011-5 and Information Memo 07-72).

Member Education Bulletin 2011-5 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2011/2011-5.pdf

Information Memo 07-72 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-72.pdf

Account Name: ____________________ Account #: ____________________

Account Name: ____________________ Account #: ____________________

Account Name: ____________________ Account #: ____________________

13. Do Applicant Firm's floor employees maintain their own personal brokerage accounts? (See NYSE Rule 407A). If yes, Applicant Firm should list the account name and number of each such account below? Yes ☐ No ☐

Account Name: ____________________ Account #: ____________________

Account Name: ____________________ Account #: ____________________

Account Name: ____________________ Account #: ____________________

SECTION 5 - KEY PERSONNEL

Identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by Applicant Firm) and who will be responsible for the business of Applicant Firm on the Exchange.[1]

Please note the exam requirements for Exchange Membership and ensure each individual holds the required exam and registration:

- **Chief Financial Officer** - Series 27 (FN registration) for clearing firm; Series 27 or 28 (FN or FI registration) for non-clearing firm
- **Chief Compliance Officer** (Compliance Supervisor) - Series 14 (CR registration) (See NYSE Rule 342(a) and (b) for exemptions) or SIE + Series 7 and 24 (CR registration) (see NYSE Rule 1220)
- **Chief Operations Officer** - Series 27 (FN registration) for clearing firm; Series 27 or 28 (FN or FI registration) for non-clearing firm

If your firm utilizes a principal executive officer that is an independent contractor and/or dually employed, please let us know as there are guidelines we can provide to your firm.

Chief Executive Officer ("CEO")

Name:	______________________	CRD:	______________
Phone:	______________________	Email:	______________

Chief Financial Officer ("CFO")

Name:	______________________	CRD:	______________
Phone:	______________________		
Email:	______________________	Exams:	______________

Chief Compliance Officer ("CCO")

Name:	______________________	CRD:	______________
Phone:	______________________		
Email:	______________________	Exams:	______________

Chief Operations Officer ("COO")

Name:	______________________	CRD:	______________
Phone:	______________________		
Email:	______________________	Exams:	______________

Head of Technology

Name:	______________________	CRD:	______________
Phone:	______________________	Email:	______________

Head of Trading

Name:	______________________	CRD:	______________
Phone:	______________________	Email:	______________

NYSE Floor Member (Floor Broker or Designated Market Maker) (if applicable)[2]

Name:	______________________	CRD:	______________
Phone:	______________________		
Email:	______________________	Exams:	______________

[1] See FINRA Rule 311

[2] Firms applying for a NYSE Trading Floor business will be required to have a Floor Supervisor with the Series 24. If Applicant Firm will be a Floor Brokerage firm, an individual with the Series 14 is required and if Applicant Firm will be a DMM firm, an individual with the Series 14a is required. NYSE Floor Members are required to hold the Series 19 exam or equivalent.

SECTION 6 – ADDITIONAL REQUIRED DOCUMENTATION AND INFORMATION		
	Please ensure all applicable items are completed below by marking the tick box of the items you have included and note the Exhibit reference ID. If any of the below items are not applicable, please note with N/A. All items should be completed and submitted with the application.	**Exhibit ID (or N/A)**
☐	Form BD, including Schedules & Disclosure Reporting pages must be up-to-date, accurate and available on FINRA's Web CRD.	
☐	Provide a written description of Applicant Firm's reason for seeking Exchange membership and a brief description of the business Applicant Firm conducts.	
☐	If Applicant Firm has any persons that are Approved Persons please identify them to us. Non-Natural Persons seeking Approved Person status under Rules 2(c), 304 and 311, should provide an AP Form for each person. All Natural Persons must file a Form U4 for the "AP" registration for both NYSE and NYSE American on Web CRD for each person. The Form U4 for AP registration on Web CRD and the AP Form must be filed prior to the Exchange's consideration of the Applicant Firm for membership. ▪ The AP Form is available here: https://www.nyse.com/publicdocs/nyse/markets/nyse/nyse_ap_form.pdf ▪ Refer to NYSE Information Memo 12-10 for more information: https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2012/12-10.pdf	
☐	Provide an organization chart showing the following: ▪ All entities controlling, controlled by or under common control with Applicant Firm ▪ Indicate the percentage ownership of Applicant Firm by each direct and indirect parent ▪ Identify any individuals or trusts that individually or collectively own or control, directly or indirectly, 25% or more of Applicant Firm	
☐	Provide the following: ▪ A written description of the principal activities of each affiliate (including parent, subsidiary organizations, and other entities under common control), ▪ The nature of the affiliation with Applicant Firm (*e.g.*, parent, subsidiary), and ▪ Identify the type of business relationships between the Applicant Firm and the affiliates	
☐	Provide all examination reports and corresponding responses or investigations conducted or concluded in the last three years, from any Regulatory or Self Regulatory Organization (SRO) that oversees Applicant Firm (other than FINRA examination reports) as well as: ▪ Applicant Firm's written response regarding any deficiencies cited in the reports. ▪ A description of what Applicant Firm has done to rectify any deficiencies found as a result of the examinations and investigations.	
☐	Provide Financial Documentation: ▪ If FINRA, NYSE Arca or NYSE American is not the applicant's DEA, provide copies of any Subordination Agreements, and amendments thereto, that are intended to qualify for inclusion as part of the firm's Net Capital ▪ If FINRA, NYSE Arca or NYSE American is not the applicant's DEA, provide copies of any approvals of such agreements from Applicant Firm's DEA (Note: the above noted agreements must conform to Appendix D of SEA Rule 15c3-1 and FINRA Regulatory Notice 10-15.) ▪ Provide 15c3-1 computation as of the anticipated date of Exchange membership approval. ▪ If FINRA, NYSE Arca or NYSE American is not the applicant's DEA, provide copies of the Firm's 3 most recent audit reports.	
☐	If applicable, provide a schedule indicating the Name and Web CRD# for any persons acting as a Securities Lending Representative or Securities Lending Supervisor.	
☐	If FINRA, NYSE Arca or NYSE American is not Applicant Firm's DEA, provide a copy of the Audit Agreement between Applicant Firm and Applicant Firm's public accounting firm.	

SECTION 6 – ADDITIONAL REQUIRED DOCUMENTATION AND INFORMATION (Continued)		Exhibit ID (or N/A)
☐	If applicable, identify any principal executives or supervisory personnel of Applicant Firm that are part-time or dually employed and include the following information for each individual: ▪ Nature of their activities with Applicant Firm ▪ Nature of their outside business activities and the amount of time per week devoted to each of the individual's activities ▪ Any additional documentation that would be pertinent to these activities or the NYSE's review of these activities	
☐	Provide a copy of Applicant Firm's Written Supervisory Procedures (WSPs) regarding NYSE and NYSE American activities (*e.g.*, Floor procedures, DMM activities, Business Continuity Plans relating to such activities, etc.). (Note: Applicant Firm's procedures will also need to include procedures addressing NYSE Rule 351 (f), 3110, 3120, 3130, 3150 and 3170 as well as a generic statement that the Firm and its associated persons will abide by the Rules and Regulations of the NYSE.)	
☐	Organizational Documents: ▪ Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Operating Agreement; or similar documentation ▪ These documents should incorporate required provisions, as applicable, per NYSE Rule 313 (See Section 8 for further details). Rule 313.22 – Provisions concerning redemption or conversion Rule 4120 – Regulatory Notification and Business Curtailment ("Termination Language")	
☐	Provide completed Master User Agreement (MUA) for NYSE and/or NYSE American ▪ The MUA is available here: https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Master_User_Agreement.pdf	
☐	Provide completed Equities Clearing Letter of Consent (CLOC) for NYSE and/or NYSE American ▪ The CLOC is available here: https://www.nyse.com/publicdocs/nyse/markets/nyse/Equity_Clearing_Letter_of_Consent.pdf	

SECTION 6 – ADDITIONAL REQUIRED DOCUMENTATION AND INFORMATION (Continued)		
	If FINRA is not Applicant Firm's DEA, provide a copy of the below documentation with the application.	**Exhibit ID (or N/A)**
☐	Provide a written description of Applicant Firm's: ▪ Operations ▪ Supervisory, financial and internal controls ▪ Communication and recordkeeping systems ▪ Nature and source of Applicant Firm's capital ▪ Planned or anticipated future business lines	
☐	Provide the following Financial Documentation: ▪ Most recent 12 months of FOCUS Reports ▪ Pro-forma balance sheet for the next 6 months ▪ Pro-forma financials projecting profit and loss for the next 6 months	
☐	If applicable, provide the name of the service provider used by Applicant Firm to process firm financial information and account activity data and clearly identify what services and reports of the provider are utilized by Applicant Firm.	
☐	If applicable, provide a copy of Applicant Firm's Needs Analysis and Training Plan developed and implemented for compliance with the Continuing Education Firm Element requirements of NYSE Rule 345A(b).	
☐	Identify all clearing corporations of which Applicant Firm is a current member (*e.g.*, DTC, NSCC, FICC).	
☐	If Applicant Firm prepares research reports for external distribution, provide a description of the research facilities and a list of the key personnel, including the Supervisory Analyst(s), identifying Web CRD #s as well as their background and experience. (See NYSE Rules 344 & 472)	
☐	If applicable, pertaining to Applicant Firm or any of its associated persons, provide a copy of the following (unless reported to Web CRD): ▪ Decision or order by a federal or state authority or self-regulatory organization taking permanent or temporary adverse action regarding a registration or licensing decision; ▪ Regulatory action or investigation by the Securities Exchange Commission, the Commodity Futures Trading Commission, a federal, state or foreign regulatory agency, or self-regulatory organization that is pending, adjudicated or settled; ▪ Criminal action (other than minor traffic violation) that is pending, settled or adjudicated; ▪ Any document evidencing a termination for cause or permitted resignation after investigation of an alleged violation of a federal or state securities law, a rule or regulation there under, a self-regulatory organization rule, or a securities industry standard of conduct; ▪ Investment-related civil action for damages or injunction that is pending, adjudicated or settled; ▪ Investment-related customer complaint or arbitration required to be reported on Form U4.	

SECTION 7 – DESIGNATION OF ACCOUNTANT

Notice pursuant to Rule 17a-5(f)(2)

1. Broker or Dealer

Contact Name: ______________________

Address: ______________________

Phone: ______________________

Email: ______________________

2. Accounting Firm

Contact Name: ______________________

Address: ______________________

Phone: ______________________

Email: ______________________

3. Audit date covered by the Agreement

____

4. The contractual commitment to conduct the broker's or dealer's annual audit. (Check one)

☐ is for the annual audit during the fiscal year ____________

☐ is of a continuing nature, providing for successive yearly audits.

	(Broker/Dealer)		(Accounting Firm)
Signature:	______________	Signature:	______________
Title:	______________	Title:	______________
Date:	______________	Date:	______________

SECTION 8 – REQUIRED ORGANIZATIONAL DOCUMENTS AND LANGUAGE SAMPLES / REFERENCES

SECTION 8A – DOCUMENTS TO BE PROVIDED BY A LIMITED LIABILITY COMPANY ("LLC")

1. LLC Operating Agreement and all amendments (if any) which contain provisions pursuant to Rule 4120 (If the LLC Operating Agreement contains a stated termination date.)
2. State filing certificate.
3. Certified List(s) of:
   a) Officers (including but not limited to CEO, CFO, CCO and COO or functional equivalents)
   b) Directors and/or Managing Member(s)
   c) Current member(s) (i.e., the owner(s)) of the LLC
4. Statement showing the dollar value of all capital contributions by each member (owner) as of the date of this application

SECTION 8B – DOCUMENTS TO BE PROVIDED BY A PARTNERSHIP

1. Partnership Agreement and all Amendments (if any) which contain provisions pursuant to Rule 4120 (If the partnership agreement contains a stated termination date.)
2. Certified List of general and limited partners (natural and non-natural persons) as well as Officers (including but not limited to CEO, CFO, CCO and COO or functional equivalents).

SECTION 8C – DOCUMENTS TO BE PROVIDED BY A CORPORATION

1. Charter or Certificate of Incorporation and amendments (if any) which contain provisions pursuant to Rule313.22
2. By-Laws, as per Rule 313(b)
3. Specimen certificate for each class of stock authorized to be issued. Each certificate shall carry a full summary of the provisions of Rule 313.22.
4. Certified List(s) of Officers (including but not limited to CEO, CFO, CCO and COO), Directors & Stockholders

LANGUAGE SAMPLES / REFERENCES

The following are language samples and points of reference to assist in completing the documents noted in Section 8.

Rule 313.22 Provision concerning redemption or conversion

Each certificate of incorporation of a member corporation shall contain provisions authorizing the corporation to redeem or convert to a fixed income security acceptable to the Exchange for all or any part of the outstanding shares of voting stock of such member corporation owned by any person required to be approved by the Exchange as a member or approved person who fails or ceases to be so approved as may be necessary to reduce such party's ownership of voting stock in the member corporation below that level which enables such party to exercise controlling influence over the management or policies of such member corporation.

(Please note: The following paragraph only applies if Applicant Firm has redemption rights within their Certificate of Incorporation.)
If the certificate of incorporation of a member corporation subject to FINRA Rule 4110 provides that a stockholder may compel the redemption of his stock such certificate must provide that without the prior written approval of the Exchange, the redemption may only be effected on a date not less than six months after receipt by the member corporation of a written request for redemption given no sooner than six months after the date of the original issuance of such shares (or any predecessor shares). Each member corporation shall promptly notify the Exchange of the receipt of any request for redemption of any stock or if any redemption is not made because prohibited under the provisions of Securities and Exchange Commission Rule 15c3-1 (See 15c3-1(e)).

Rule 4120 Regulatory Notification and Business Curtailment ("Termination Language")

In order for a Limited Liability Company (LLC) or a Partnership that has a stated termination date in its operating or partnership agreement to avoid having its capital considered as a withdrawal under Rule 4120 during the six month period prior to a termination of the agreement the following language must be included in the agreement:

"Notwithstanding anything to the contrary herein contained, in the event of the termination of the [LLC or Partnership] on the expiration of the term of this agreement, or any dissolution of the [LLC or Partnership], each member agrees that if withdrawal of its capital on any such termination would cause, during the six months immediately preceding the date of termination, the [LLC or Partnership]'s net capital to be less than that specified in Rule 4120 of the Rules of the Exchange, such withdrawal of capital may be postponed for a period of up to six (6) months of the date of termination, as the members may deem necessary to ensure compliance with said rules; and any such capital so retained by the [LLC or Partnership] after the date of termination shall continue to be subject to all debts and obligations of the [LLC or Partnership]."

NYSE American LLC

Equity Trading Permit Short Form Application

NYSE American
Short Form Membership Application and Agreement

To qualify for Short Form Membership on NYSE American, the applicant must be an approved New York Stock Exchange Member Organization ("NYSE Member"). Current NYSE Member applicants may be eligible for expedited approval in the line of business for which they are already approved on NYSE. To apply, please complete and submit this Short Form Application, Membership Agreement, Clearing Letter of Consent and NYSE Master User Agreement to:

NYSE American
Attn: Client Relationship Services
Email: crs@nyse.com

KEY PERSONNEL

Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will want to receive communications pertaining to our equities markets.

Chief Executive Officer (“CEO”)

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Chief Financial Officer (“CFO”)

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Chief Compliance Officer (“CCO”)

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Chief Operations Officer (“COO”)

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Head of Clearing

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Head of Trading

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

SECTION 1 – Short Form Membership Application

Short Form Eligibility:

☐ Applicant is currently a member in good standing of NYSE in the same line of business

General Information

Name of Applicant Broker-Dealer: ______________________________

Business Address: ______________________________

City: ____________ State: ________ Zip Code: ________

Business Phone: ______________________________

Email: ______________________________

Web Address, if any: ______________________________

CRD Number: ______________

LEI Number: ______________

Designated Examining Authority: ______________

Contact Information

Contact Name: ______________________________

Job Title / Position ______________________________

Phone: ______________ Email: ______________

Type of Business to be Conducted With Equity Trading Permit (Check all that apply)

☐ Market Maker*

☐ Public Customer Business

☐ Clearing Services

☐ Proprietary Trading

☐ Other______________________________

***** Please also complete Application for Market Maker Registration

SECTION 2 – Membership Agreement

Applicant Broker-Dealer agrees to abide by the Bylaws and Rules of NYSE American LLC ("NYSE American"), as amended from time to time, and all circulars, notices, interpretations, directives or decisions adopted by NYSE American.

Applicant Broker-Dealer authorizes any SRO, commodities exchange, governmental agency or similar entity to furnish to NYSE American, upon its request, any information that such person may have concerning the ability, business activities, and reputation of Applicant Broker-Dealer or its associated persons, and releases such person or entity from any and all liability in furnishing such information. Applicant Broker-Dealer authorizes NYSE American to make available to any governmental agency, SRO, commodities exchange or similar entity, any information it may have concerning the Applicant Broker-Dealer or its associated persons, and releases NYSE American from any and all liability in furnishing such information.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by NYSE American.

Applicant Broker-Dealer: ______________________________

Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor: ______________________________ Date: ____________________

Print Name: ______________________________ Title: ____________________

New York Stock Exchange LLC (“NYSE”) and NYSE American LLC (“NYSE American”) Securities Lending Representative Form

Must be completed by all applicants for approval as Securities Lending Representatives (“LE”) and/or all direct supervisors of Securities Lending Representatives (“LS”).

The LE and/or LS registrations should be requested on Web CRD for both NYSE and NYSE American (together “the Exchange”).

THE AGREEMENT

Compliance with Policies and Regulations

As an employee engaged in securities lending or borrowing activities, including, but not limited to, negotiating rates, contract values and credit parameters and payment of rebates, I will abide by the policies and procedures established by my employer as well as all applicable Federal and State Securities Laws and with the applicable rules of the Exchange.

Securities Transactions

I agree to obtain the written consent of my employer prior to opening a securities account at another financial institution and will arrange to furnish duplicate copies of confirmations and statements to appropriate supervisory persons at my employer in accordance with the rules of the Exchange.

Expense Accounts

I agree that when exercising expense account privileges I will act in accordance with the guidelines established by my employer and I understand that persons designated as having supervisory responsibilities over securities lending or borrowing activities will make a thorough review of all such expense account records.

Gifts & Gratuities

I agree that I will promptly notify appropriate supervisory personnel of all gift and gratuity offerings and receipts in order to ensure adherence to my employer’s and the Exchange’s rules and policy.

INDIVIDUAL ACKNOWLEDGEMENT

Member Organization Name	Firm CRD#
Name of Witness[1] (Please Print)	Name of Applicant (Please Print)
Signature of Witness	Signature of Applicant
Title	Applicant CRD#

[1]The Witness must be either a partner of the firm, officer of the corporation, branch office manager, or authorized employee. Please indicate which type.

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

PILLAR Connectivity Questionnaire (CQ)

Instructions and Information

Permit Holders must complete and the Exchange must approve the following questionnaire prior to establishing connectivity to the Exchange. All connections are subject to and governed by applicable laws, regulations and Rules and any applicable user agreement.

1. Process for adding Connectivity:

- Step 1: Completed Connectivity Questionnaire (CQ) is sent to Client Relationship Services (CRS) at CRS@nyse.com. Please complete one CQ for each MPID.
- Step 2: When the CQ is approved, CRS permissions the new access type for the next business day and notifies the Permit Holder and the API Technical Support team.
- Step 3: API Technical Support completes any necessary session updates. If a new session is required, please also submit the Session Request Form available at **www.nyse.com/pillar**.
- Step 4: Permit Holder's new access to the Exchange is complete.
- If a connection is terminated by the Permit Holder, the Permit Holder must notify CRS@nyse.com within one business day.

2. The full text of rules referenced in this Connectivity Questionnaire can be found at www.nyse.com/regulation.

3. Permit Holder and Contact Information

Permit Holder Firm Name:		Web CRD™ Number:	
Business Contact:		Business Contact E-Mail:	
Compliance Contact:		Compliance Contact E-Mail:	

4. Details

MPID requesting access to: ☐ NYSE Arca Equities ☐ NYSE American ☐ NYSE National ☐ NYSE Equities ☐ NYSE Chicago ☐ NYSE American Options ☐ NYSE Arca Options	**MPID:**
Will this MPID be accessing the exchange via a direct session or through a NYSE Service Bureau*? ***Service Bureau must sign in Section 5**	☐ Direct (FIX) ☐ Direct (Binary) ☐ Service Bureau (SB Name: ______________________________)
Will this MPID be used by a customer or affiliate of the Permit Holder? **If Yes, please list the customer or affiliate name**:	☐ Yes ☐ No ____

By signing this Connectivity Questionnaire:

- **The Permit Holder represents that it has established reasonably designed regulatory policies and procedures and pre-trade risk management systems pursuant to applicable Rules and federal rules over the order flow that is sent through this connection.**
- **The Permit Holder confirms having established reasonably designed regulatory policies and procedures to monitor order flow pursuant to SEC Rule 15c3-5.**
- **The Permit Holder understands that this route is not to be used for any other purpose or for any other entity other than what is documented in this Connectivity Questionnaire**

Name and Title (Printed)	
Name (Signature)	

Please return to Client Relationship Services via email at CRS@nyse.com.

5. Service Bureau Authorization

Permit Holder Firm Name:		MPID:	

The undersigned, as an approved NYSE Service Bureau, agrees to provide access to the NYSE Platform for the above mentioned Permit Holder per the information outlined in this Connectivity Questionnaire and in accordance with the NYSE Service Bureau Connection Agreement, or other applicable NYSE Agreement.

Service Bureau Company Name:	
Authorized Signature:	
Name and Title:	
Phone:	
E-Mail:	

Please return to Client Relationship Services via email at CRS@nyse.com.

Pillar
Service Bureau Connection Agreement

SERVICE BUREAU CONNECTION AGREEMENT

The undersigned ("User"), as a condition and in consideration of being permitted to connect to the Pillar technology platform ("Pillar"), for the purposes of connection to one or more market (as identified below), agrees with the NYSE Entity(ies) indicated below as set forth in this Service Bureau Connection Agreement ("Connection Agreement").

Platform:	**NYSE Entity(ies)**
☐ NYSE Arca Equities	NYSE Arca, LLC[1]
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

General Information

Name of Firm or Company ("User"): ____________________
(If User changes its name, a new Connection Agreement is required.)

AKA Name / Formerly Known As: ____________________

Address: ____________________

____

Contact Person: ____________________

Title: ____________________

Phone: ____________________ Fax: ____________________

Email: ____________________

Web Address: ____________________

User represents that it is

☐ a service bureau acting on behalf of an approved member/participant/permit holder ("Subscriber") of the market(s) identified above. If User is responsible for more than one Subscriber, User must list all Subscribers in Exhibit A.

Authorization and Acceptance

Authorized Signature of User: ____________________

Name: ____________________

Title: ____________________

Date: ____________________

Please return completed form to Client Relationship Services at crs@nyse.com

[1] NYSE Arca operates a Platform of its affiliate, NYSE Arca, Inc., a self-regulatory organization.

PILLAR SERVICE BUREAU CONNECTION AGREEMENT TERMS AND CONDITIONS

1. Connection
This Connection Agreement provides User only with a connection to Pillar (“Pillar Connection”) and does not assure User or any end user receiving connectivity directly or through User (“End User”) of the right to access the New York Stock Exchange, NYSE MKT, NYSE Arca Equities, NYSE Arca Options, NYSE Amex Options, or NYSE Bonds marketplaces (each a “NYSE Market” and together “NYSE Markets”) and User is responsible for making separate arrangements to access each NYSE Market. In NYSE’s sole discretion, the use of or the right to receive or redistribute a Pillar Connection or access to the NYSE Markets (a) may not be made available to all persons or entities, and (b) may require compliance with additional terms, obligations and conditions, including execution of and compliance with additional documentation. User shall ensure that each End User is a Subscribers of any NYSE Market to which User provides the End User a Pillar Connection and shall not allow any End User that is not also a Subscriber of a NYSE Market access to that NYSE Market.

2. Proprietary Rights
User agrees that all proprietary rights in Pillar and the Pillar Connection are and shall remain the property of NYSE and its third party providers of data, information, data processing services or other services related to the Pillar Connection or any service (“Third Party Providers”), and User shall have no proprietary right or interest in Pillar or the Pillar Connection.

3. Compliance with Law
User shall comply with (i) all applicable laws, regulations, interpretations, decisions, opinions, orders and other requirements of the SEC; (ii) all rules, regulations, interpretations, decisions, opinions, orders and other requirements of any applicable NYSE Markets, relating to Pillar and the Pillar Connection. User shall not (a) alter, decompile, or disassemble any code underlying Pillar or the Pillar Connection or (b) attempt to circumvent any security protections for Pillar or the Pillar Connection, or (c) interfere with or disrupt Pillar or the Pillar Connection, or any servers or networks connected to the NYSE Markets, or (d) give access to or disclose to any unauthorized person any password, encryption key or other security methodology through which Pillar or any Pillar Connection is accessed. User shall take all reasonable precautions to safeguard the confidentiality of any password encryption key or other security methodology.

4. Specifications and Testing
User has read and understands the specifications and policies located at www.nyse.com/connectivity/specs any other specifications and policies applicable to User, the Pillar Connection and the NYSE Markets, all as updated from time to time and located at www.nyse.com (collectively, the “Specifications”). User shall comply with and be bound by all provisions of the Specifications, as currently in effect and, in accordance with Section 6 below, as they may be amended from time to time. User shall cooperate with NYSE and whatever other parties NYSE specifies as required for testing of business continuity and disaster recovery plans, including backup systems.

5. Suspension of Pillar Connection
NYSE may, without incurring any liability, suspend the User’s or an End User’s Pillar Connection at any time, without notice (unless the provision of advance notice is reasonably practicable) and without cause.

6. Amendment
NYSE may amend this Connection Agreement and the Specifications from time to time upon giving notice of the terms of any amendment to User by any reasonable means, including by publication on
www.nyse.com (the “Website”). With regard to any amendment effected by publication on the Website, NYSE shall use reasonable efforts to advise User of the publication of the amendment by sending notice to the email address of User’s Contact Person set forth on the signature page of this Connection Agreement. NYSE, in its sole discretion, may limit, expand or terminate, or subject to different or additional terms, conditions or restrictions, the Pillar Connection. User’s use of the Pillar Connection after thirty (30) days of publication or receipt of notice of amendment of this Connection Agreement or of the Specifications constitutes acceptance of that amendment. If User changes its name, a new Connection Agreement is required. If the Subscriber for a Service Bureau becomes invalid, User shall send NYSE notice of this invalid status within thirty (30) days of the Subscriber becoming invalid, and a new Connection Agreement or Exhibit A, as relevant, is required. If the User adds additional Subscribers, User must sign an updated Exhibit A. Connection Agreements must be current as determined in NYSE’s sole discretion. Connection Agreements that are not current are subject to termination by NYSE.

7. Payment
User shall pay NYSE, LLC for the Pillar Connection by End Users per the charges set forth in the applicable NYSE Market fee schedule available at www.nyse.com (“Fee Schedules”). User shall make payments pursuant to the terms set forth in this Connection Agreement and the Fee Schedules. Payment is due within thirty (30) business days from the invoice date. Charges may be changed by NYSE effective at any time. User may arrange for third party billing, however, User shall be fully responsible for all payments due under this Connection Agreement regardless of designation of a third party payor. User agrees to pay all third party charges, such as sales taxes, which are User’s legal responsibility to pay.

8. Disclaimer

PILLAR AND THE PILLAR CONNECTION ARE PROVIDED TO USER ON AN "AS IS" BASIS. NYSE, NYSE TECHNOLOGIES CONNECTIVITY, INC., THE THIRD PARTY PROVIDERS AND EACH OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND LICENSORS ARE REFERRED TO AS THE "DISSEMINATING PARTIES." WITH RESPECT TO PILLAR AND THE NYSE MARKETS, PILLAR CONNECTION, AND THEIR RESPECTIVE CONTENTS, THE DISSEMINATING PARTIES DO NOT MAKE ANY REPRESENTATIONS AND, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, DISCLAIM ALL EXPRESS, IMPLIED AND STATUTORY WARRANTIES OF ANY KIND TO USER, END USER OR ANY THIRD PARTY. THIS DISCLAIMER INCLUDES REPRESENTATIONS AND WARRANTIES REGARDING ACCURACY, TIMELINESS, COMPLETENESS, SEQUENCING, LATENCY, CURRENTNESS, NON-INFRINGEMENT, MERCHANTABILITY, OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY REPRESENTATIONS OR WARRANTIES ARISING FROM USAGE OR CUSTOM OF TRADE OR BY OPERATION OF LAW. THE DISSEMINATING PARTIES ASSUME NO RESPONSIBILITY FOR THE CONSEQUENCES OF ANY ERRORS OR OMISSIONS, DELAYS, INACCURACIES, SYSTEM FAILURES OR ANY OTHER FAILURES OR SHORTCOMINGS IN CONNECTION WITH THE USER'S OR END USER'S RECEIPT AND USE OF PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION, AND DO NOT GUARANTEE THE TIMELINESS, SEQUENCE, ACCURACY OR COMPLETENESS OF ANY INFORMATION OR DATA PROVIDED AS PART OF PILLAR, THE NYSE MARKETS OR PILLARCONNECTION.

9. Limitation of Liability

TO THE EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT ARE THE DISSEMINATING PARTIES LIABLE TO USER, ANY END USER OR ANYONE ELSE FOR:

A) ANY TYPE OF DAMAGES (SUCH AS DIRECT, CONSEQUENTIAL, SPECIAL, INCIDENTAL, PUNITIVE OR INDIRECT DAMAGES), EVEN IF ADVISED OF THE POSSIBILITY OF THE DAMAGES,

B) ANY OTHER LOSS OR INJURY, OR

C) ANY TELECOMMUNICATIONS CHARGES OR OTHER COSTS, INCURRED BY USER IN ACCESSING OR USING PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION.

10. Governing Law

This Connection Agreement is governed by and construed in accordance with the laws of the State of New York, USA, without regard to choice of law principles, as the laws of the State of New York apply to agreements made and performed solely within New York. If a court finds any term or provision of this Connection Agreement to be invalid or unenforceable, that term or provision will be ineffective only to the extent of the finding and the court's jurisdiction, without rendering invalid or unenforceable the remaining terms and provisions of this Connection Agreement in that court's jurisdiction or affecting the validity or enforceability of any of the terms and provisions of this Connection Agreement in any other jurisdiction.

11. Term and Termination

This Connection Agreement is effective only when accepted by NYSE. User will be notified of this acceptance by email at the email address of User's Contact Person set forth on the signature page of this Connection Agreement. The term of this Connection Agreement commences upon valid execution by the User and delivery to and acceptance by NYSE, and continues until the last day of the month which is one month after the month in which this Connection Agreement commences. Thereafter, the term of this Connection Agreement automatically extends for one month terms from month to month, unless terminated in accordance with the terms of this Section 11. This Connection Agreement may be terminated by User upon five (5) days' notice to NYSE, and by NYSE at any time in NYSE's sole discretion; provided, however, that NYSE shall provide notice if reasonably practicable. Upon termination, NYSE will terminate the Pillar Connection. The foregoing notwithstanding, the provisions of Sections 2, 3, 4, 7, 8, 9, 10, 11, 12, 13, 14, 15, and 17 survive any expiration or termination of this Connection Agreement.

12. Assignment and Entire Agreement

User may not assign or delegate any of its rights or obligations arising under this Connection Agreement, except with the prior written consent of NYSE, which will not be unreasonably withheld. Any purported assignment or delegation in violation of this Section 12 is null and void. This Connection Agreement and the Fee Schedules, as amended from time to time by NYSE or any of the NYSE Markets, constitute the entire agreement between the parties on this subject matter and supersede all prior agreements, arrangements, representations or promises, whether oral or written.

13. Redistribution and Confidentiality

Except as set forth in this Connection Agreement, User may not redistribute the Pillar Connection and may not disclose the content of the NYSE Markets, Pillar Connection or any Specification, unless otherwise permitted pursuant to a separate written agreement with NYSE or pursuant to a published policy of the NYSE Markets or as otherwise permitted by law. The foregoing is not to be construed to restrict the distribution or disclosure of any proprietary information of User solely because the information may have been transmitted via a Pillar Connection. User may allow End Users access or use of the Pillar Connection if User (i) requires that all End Users enter into a separate agreement with User respecting the delivery of User services, and that, irrespective of the separate agreement, acknowledge that there is no contractual privity between any End Users, on the one hand, and NYSE or any of the NYSE Markets, on the other hand, with respect to Pillar and the Pillar Connection, (ii) ensures all End Users comply with the Specifications and (iii) requires that its agreements with each of its End Users contain terms sufficiently limiting End Users' use of Pillar, the NYSE Markets and Pillar Connection in accordance with the restrictions on use, disclaimers and limitations of liability delineated in this Connection Agreement.

14. Benefit of Agreement
The provisions of this Connection Agreement are for the benefit of NYSE, NYSE Technologies Connectivity, Inc. and the Third Party Providers, the NYSE Markets and each of their respective affiliates. Each of NYSE, NYSE Technologies Connectivity, Inc. the Third Party Providers, the NYSE Markets and their respective affiliates has the right to assert and enforce the provisions of this Connection Agreement directly against the User.

15. Notices
Except as otherwise provided in this Connection Agreement, all notices to the parties shall be sent by (i) courier, (ii) certified mail, postage prepaid and return receipt requested or (iii) e-mail with e-mail acknowledgement of receipt. All notices must be sent to (i) in the case of NYSE, crs@nyse.com with a copy to ContractNotices@theice.com and (ii) in the case of User, to the User's Contact Person set forth on the first page of this Connection Agreement. Either party may change its designated notice recipient by notice to the other party.

16. Force Majeure
Notwithstanding any other term or condition of this Connection Agreement, NYSE, NYSE's affiliates, and its third party providers, including, but not limited to, software, hardware, communications and data providers, and User, shall not be obligated to perform or observe their obligations undertaken in this Connection Agreement (except for obligations to make payments hereunder and regulatory obligations) if prevented or hindered from doing so by any circumstances found to be beyond their control and without their gross negligence or willful misconduct. Such causes include, without limitation, acts of God, acts of government in its sovereign or contractual capacity, power shortages or failures, utility or communications failures or delays, labor disputes, strikes, supply shortages, equipment failures, and software malfunctions.

17. Predispute Arbitration
A) ARBITRATION IS FINAL AND BINDING ON THE PARTIES
B) THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.
C) PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.
D) THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED
E) THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY
F) No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the User is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Connection Agreement except to the extent stated herein. All claims, disputes, controversies, and other matters in question between the parties to this Connection Agreement and the parties' employees, and other agents, arising out of, or relating to this Connection Agreement, or to the breach hereof, shall be settled by final binding arbitration. The arbitration proceeding shall be held in the City of New York, State of New York, unless otherwise agreed by the parties. In no event shall such claim, dispute, controversy, or other matter in question be made later than one (1) year after the claim, dispute, controversy or other matter in question has arisen (unless the claim, dispute, controversy or other matter in question is related to the collection of past due payments).

EXHIBIT A TO PILLAR SERVICE BUREAU CONNECTION AGREEMENT

Member Name(s):

____

User (Service Bureau)

______________________________ ______________________________

Authorized Signature of User Name

______________________________ ______________________________

Title Date

Please email completed Exhibit to crs@nyse.com.

NYSE American Options
Rule 930NY(b)

Conducting a Limited Public Customer Business – Broker-Dealer Checklist:

Name of Applicant Firm: ____Firm CRD #: ________________

Completed by/Firm Contact: ____

Checklist for Broker-Dealer Applicants:

- ❑ List of all persons dealing with Customers; Must be Series 7 & 63 qualified.
- ❑ List of all Sales Supervisors & Branch Office Managers, they must be Series 4 or Series 9 (Options) qualified as applicable.
- ❑ Proof of Brokers Blanket Bond Coverage is required to cover loss, fraud and defalcations (Rule 330).
- ❑ Evidence that the firm has engaged the services of a PCAOB approved Auditor. Provide a copy of the audit agreement filed pursuant to SEC Rule 17a-5(f)(2).
- ❑ A copy of the executed Clearing agreements.
- ❑ A copy of executed Proprietary Account for Introducing Broker ("PAIB") agreements.
- ❑ Name of Financial & Operational Principal ("FINOP"), who has passed the Series 27.
- ❑ List of principals and supervisory employees and their designated areas of responsibility.
- ❑ Written Supervisory Procedures must include specific procedures for business conducted on the Exchange and name of individual(s) designated as responsible for supervision. Applicant must provide a copy of Written Supervisory Procedures pertaining to the firm's limited public customer business.
- ❑ Proof of error account or Letter of Guarantee for public floor brokerage business.
- ❑ Provide a copy of most recent FOCUS Report (For Applicant's where the Exchange is not the DEA).
- ❑ Provide a signed copy of the Limited Public Customer Business Attestation.

Please send all documentation to crs@nyse.com.

Updated July 2017

NYSE American Options

American Trading Permit Application

TABLE OF CONTENTS

APPLICATION PROCESS

Filing Requirements

Prior to submitting the American Trading Permit ("ATP") Application (the "Application"), an applicant Broker-Dealer ("Applicant") must file a Uniform Application for Broker-Dealer Registration (Form BD) with the Securities and Exchange Commission and register with the Financial Industry Regulatory Authority ("FINRA") Central Registration Depository ("Web CRD®").

Checklist

Applicant must complete and submit all applicable materials addressed in the Application Checklist (page 3) to crs@nyse.com.

Note: All application materials sent to NYSE American Options (the "Exchange") will be reviewed by NYSE's Client Relationship Services ("CRS") Department for completeness. The Applications are submitted to FINRA who performs the application approval recommendation. All Applications are deemed confidential and are handled in a secure environment. CRS or FINRA may request Applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rules. If you have questions on completing the application, you may direct them to: CRS: Email: crs@nyse.com or Phone: 212.896.2830.

Application Process

Following submission of the Application and supporting documents to the Exchange, the Application will be reviewed for accuracy and regulatory or other disclosures.

- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the Applicant has an associated person(s) with a possible statutory disqualification, the Exchange will contact the representative of the Applicant to discuss the statutory disqualification process.

- If it appears that the Applicant has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant will be contacted by the Exchange for further information.

- Applicants who have completed and returned all documents without indication of a statutory disqualification, outstanding debt, civil judgment actions and/or regulatory disciplinary actions will be presented to the Exchange for approval or disapproval without delay. The Exchange shall post the name of the Applicant in the NYSE American Options Weekly Bulletin.

- Applicants will be subject to disciplinary action if false or misleading answers are given pursuant to the Application.

- All individuals required to be registered with the Exchange, pursuant to the rules of the Exchange, shall file documentation with the Exchange in the manner prescribed in the Exchange's rules, including but not limited to Rule 341. The Exchange does not accept fingerprint cards. Fingerprint cards must be submitted directly to FINRA within 30 days of filing the Form U4. The fingerprint cards must be cleared by the FBI for individuals who seek to register with the Exchange or be approved by the Exchange. Firms may request FINRA-approved fingerprint cards through the Gateway Call Center at: (301) 590-6500. Fingerprint cards should be sent directly to: For Regular U.S. Mail: FINRA, Registration and Disclosure Department, P.O. Box 9495, Gaithersburg, MD 20898-9495. P.O. Boxes will not accept courier or overnight deliveries. For Express/Overnight Mail Delivery: FINRA, Registration and Disclosure Department, 9509 Key West Avenue, Rockville, MD 20850. If a phone number is required for the recipient, provide: (301) 590-6500. Your firm should receive the FBI search results in the "Fingerprint Status Received from FBI Notice Queue" within three business days after the card is sent to the FBI. Additional information regarding the submission of fingerprints to Web CRD may be obtained on the FINRA Web site: https://firms.finra.org/webcrd.

- In the event an Applicant is disapproved by the Exchange, the Applicant has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of the Exchange's rules. A disapproved applicant desiring to be heard must, within fifteen (15) calendar days of the date upon which the Exchange's decision was mailed to the applicant, file a petition in accordance with the provisions of the rules of the Exchange.

APPLICATION CHECKLIST - NON-Designated Exam Authority (“NON-DEA”) APPLICANTS
☐ American Trading Permit Application • Section 11 does not apply
☐ NYSE Master User Agreement: https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Master_User_Agreement.pdf
☐ Options Clearing Letter of Consent, if applicant is not self-clearing: https://www.nyse.com/publicdocs/nyse/markets/american-options/Options_Clearing_Letter_of_Consent.pdf
☐ Form BD, including Schedules & Disclosure Reporting pages must be up to date and accurate on FINRA’s Web CRD
☐ A Form U-4 and Fingerprint cards for the following individuals needs to be submitted directly to the FINRA, if not currently available on Web CRD®[1]: • Approved Persons as listed on Form BD Schedule B • Designated Supervisors
☐ Four (4) Most Recent FOCUS Reports[2] and the Most Recent Audited Financial Statements, if applicable ☐ Most Recent Balance Sheet and Capital Computation ☐ Six Month Profit/Loss Projection
☐ All examination reports and corresponding responses from the Applicant for the last two exam reports
☐ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company (“LLC”) Agreements; Operating Agreement; or similar documentation
☐ Copy of Written Supervisory Procedures, Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

APPLICATION CHECKLIST - DEA APPLICANTS
☐ American Trading Permit Application
☐ NYSE Master User Agreement: https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Master_User_Agreement.pdf
☐ Options Clearing Letter of Consent, if applicant is not self-clearing: https://www.nyse.com/publicdocs/nyse/markets/american-options/Options_Clearing_Letter_of_Consent.pdf
☐ Form BD, including Schedules & Disclosure Reporting pages must be up to date and accurate on FINRA’s Web CRD
☐ A Form U-4 and Fingerprint cards for the following individuals needs to be submitted directly to the FINRA, if not currently available on Web CRD®[1]: • Approved Persons as listed on Form BD Schedule B • Designated Supervisors • All Authorized Traders
☐ Financial Documentation • Four (4) Most Recent FOCUS Reports[2] and the Most Recent Audited Financial Statements, if applicable • Most Recent Balance Sheet and Capital Computation • Six Month Profit/Loss Projection • Subordination Agreements, if applicable
☐ Proprietary Accounts of Introducing Broker-Dealers (PAIB) Agreements, if applicable
☐ Organization Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company (“LLC”) Agreements; Operating Agreement; or similar documentation
☐ All examination reports and corresponding responses from the Applicant for the last two exam reports
☐ Copy of Written Supervisory Procedures, Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

[1] Approved Persons may request an exemption of the fingerprint requirement. [2]Applicants must demonstrate that they have current net capital of 140% of their minimum net capital requirement or $20,000 in excess of their minimum dollar net capital requirement, **whichever is greater**. If the Applicant has reported net losses for the period reviewed, the Applicant’s financial statements must demonstrate that its excess net capital can withstand six (6) consecutive months of average losses. Applicants that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

EXPLANATION OF TERMS

For purposes of this Application, the following terms shall have the following meanings:

Applicant – the Broker-Dealer organization applying for an ATP or amending this form.

Approved Person – Any person who controls a member organization, or who engages in a securities or kindred business and is controlled by or under common control with a member organization but is not a member or principle executive or an employee of a member organization.

Associated Person - a person who is a partner, officer, director, member of a limited liability company, trustee of a business trust, employee of an ATP Holder or any person directly or indirectly controlling, controlled by or under common control with an ATP Holder.

ATP – an ATP issued by the Exchange for effecting transactions on the Exchange's Trading Facilities. An ATP may be issued to a sole proprietor, partnership, corporation, limited liability company or other organization which is a registered broker or dealer pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, and which has been approved by the Exchange

ATP Holder – a sole proprietorship, partnership, corporation, limited liability company or other organization, in good standing, that has been issued an ATP. An ATP Holder must be a registered broker or dealer pursuant to Section 15 of the Securities Exchange Act of 1934. An ATP Holder shall agree to be bound by the rules of the Exchange, and by all applicable rules and regulations of the Securities and Exchange Commission.

Authorized Trader ("AT") – an individual who may submit orders to the Exchange on behalf of his or her ATP Holder.

Central Registration Depository System ("Web CRD®") – A centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE American LLC. is a participant of this system.

Clearing Member – an ATP Holder which has been admitted to membership in the Options Clearing Corporation ("OCC") pursuant to the provisions of the rules of the OCC.

Control – the power, directly or indirectly, to direct the management or policies of a person, whether through ownership of securities, by contract or otherwise. A person shall be presumed to control another person if such person is (1) a director, general partner or officer exercising executive responsibility (or having similar status or functions); (2) directly or indirectly has the right to vote 25% or more of a class of a voting security or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (3) is entitled to receive 25% or more of the net profits; or (4) in the case of a partnership, has the right to receive upon dissolution, or has contributed, 25% or more of the capital of the other person.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a Member or ATP Holder of more than one SRO. Every Broker-Dealer is assigned a DEA, who will examine the Broker-Dealer for compliance with financial responsibility rules.

Designated Supervisor – refers to any person that is a partner, director, or officer exercising executive responsibility (or having similar status or functions) for supervising registered employees.

e-Specialist - an individual or entity that has been deemed qualified by the Exchange for the purpose of making transactions on the Exchange in accordance with the provisions of Rules 927.4NY-927.6NY. Each e-Specialist must be registered with the Exchange as a Market Maker.

Financial Arrangement – (1) the direct financing of an ATP Holder's dealings upon the Exchange; (2) any direct equity investment or profit sharing arrangement; or (3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

EXPLANATION OF TERMS (Continued)

Firm Proprietary and/or Agency Trading – an ATP Firm that engages in off-floor trading that is unrelated to the performance of that ATP Firm's registered market maker or floor broker functions.

Floor Broker ("FB") –a representative of an ATP Holder who is registered with the Exchange for the purpose, while on the Exchange Floor, of accepting and executing option orders received from ATP Holders.

Floor Market Maker ("FMM") - a Floor Market Maker is a registered Market Maker who makes transactions as a dealer-specialist while on the Floor of the Exchange and provides quotations: (A) manually, by public outcry, and (B) electronically through an auto-quoting device.

Market Maker – a "Market Maker" shall refer to an ATP Holder that acts as a Market Maker pursuant to Rule 920NY.

Market Maker Authorized Trader ("MMAT") – a "Market Maker Authorized Trader" or "MMAT" shall mean an authorized trader who performs market making activities pursuant to Rule 920NY on behalf of an ATP Holder registered as a Market Maker.

NYSE American LLC ("NYSE American", the "Exchange", or the "Corporation") - a Delaware limited liability corporation. The Exchange offers an options trading platform under the brand name NYSE American Options. NYSE American is a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. NYSE American is also a Self-Regulatory Organization.

NYSE American Options – "NYSE American Options" shall refer to those aspects of the Self-Regulatory Organization and the Trading Facilities business of NYSE American licensed to trade Options by the Exchange. The terms "NYSE American Options" shall have the same meaning as "Exchange" as that term is defined in Rule 900.2NY.

Primary Business – refers to greater than 50% of the ATP Holder's business.

Remote Market Maker ("RMM") – a Remote Market Maker is an ATP Holder who is registered with the Exchange for the purpose of making transactions as dealer-specialist from a location off the Floor of the Exchange. Transactions of Remote Market Makers that are executed through the facilities of the Exchange are deemed to be Market Maker transactions for purposes of Rule 920NY.

Self-Regulatory Organization ("SRO") - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for violation of the SRO's rules.

Specialist – an individual or entity that has been deemed qualified by the Exchange for the purpose of making transactions on the Exchange in accordance with Rule 920NY and who meets the qualification requirements of Rule 927NY(b). Each Specialist must be registered with the Exchange as a Market Maker. Any ATP Holder registered as a Market Maker with the Exchange is eligible to be qualified as a Specialist.

SECTION - KEY PERSONNEL

Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant) and who will want to receive communications pertaining to our options markets.

Chief Executive Officer ("CEO")

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Chief Financial Officer ("CFO")

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Chief Compliance Officer ("CCO")

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Chief Operations Officer ("COO")

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Head of Options Clearing

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Head of Options Trading

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

SECTION 1 - ORGANIZATIONAL PROFILE

Date: ________ SEC No.: ________ CRD No.: ________ MPID: ________

LEI #: ________

☐ Application ☐ Amendment

GENERAL INFORMATION

Name of Applicant: ________

Business Address: ________

City ________ State: ________ Zip Code: ________

Business Phone: ________ Website: ________

Contact Name: ________ Title: ________

Phone: ________ Email: ________

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED WITH AMERICAN TRADING PERMIT (Check all that apply)

☐ Specialist/e-Specialist ☐ Remote Market Maker ☐ Floor Market Maker

☐ Floor Broker ☐ Clearing Services ☐ Order Sending

☐ Agency Trading ☐ Proprietary Trading ☐ Away Market Maker

OTHER BUSINESS ACTIVITIES CONDUCTED BY APPLICANT BROKER-DEALER (Check all that apply)

☐ Specialist/e-Specialist ☐ Remote Market Maker ☐ Floor Market Maker

☐ Floor Broker ☐ Clearing Services ☐ Order Sending

☐ Agency Trading ☐ Proprietary Trading ☐ Away Market Maker

OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS (Check all that apply)

☐ Cboe BZX US Equities Exchange BATS (BZX) ☐ Cboe BYX US Equities Exchange (BYX)

☐ Cboe EDGA US Equities Exchange (EDGA) ☐ Cboe EDGX US Equities Exchange (EDGX)

☐ Chicago Board Options Exchange (CBOE) ☐ NYSE Chicago (CHI)

☐ Financial Industry Regulatory Authority, Inc. (FINRA) ☐ Investors Exchange (IEX)

☐ International Securities Exchange (ISE) ☐ NASDAQ

☐ NASDAQ OMX BX (BX) ☐ NASDAQ OMX PHLX (PHLX)

☐ New York Stock Exchange (NYSE) ☐ NYSE Arca (ARCA)

☐ NYSE National (NAT)

APPLICANT'S DESIGNATED EXAMINING AUTHORITY ("DEA")

☐ NYSE American LLC ☐ Other ________

SECTION 2 – MEMBERSHIP AGREEMENT

Applicant agrees to abide by the rules of the Exchange, as amended from time to time, and all circulars, notices, interpretations, directives or decisions adopted by the Exchange.

Applicant authorizes any SRO, commodities exchange, governmental agency or similar entity to furnish to the Exchange, upon its request, any information that such person may have concerning the ability, business activities, and reputation of Applicant or its associated persons, and releases such person or entity from any and all liability in furnishing such information. Applicant r authorizes the Exchange to make available to any governmental agency, SRO, commodities exchange or similar entity, any information it may have concerning the Applicant or its associated persons, and releases the Exchange from any and all liability in furnishing such information.

Applicant acknowledges its obligation to update any and all information contained in any part of this Application, including termination of membership with another SRO, which may cause a change in the Applicant's DEA. It is understood that in that event, additional information may be required by the Exchange.

____
Applicant Broker-Dealer

______________________________	______________________________
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	Date
______________________________	______________________________
Print Name	Title

SECTION 3 – FINANCIAL DISCLOSURE

FINANCIAL STATEMENT

☐ Copies of the required financial items as noted on the checklist including: the four (4) most recent FOCUS Reports[1] and most recent Audited Financial Statements and all examination reports and corresponding responses.

SOURCE OF CAPITAL

Explain the source of Applicant 's capital

___

PROPRIETARY ACCOUNTS OF INTRODUCING BROKER-DEALERS (PAIB)

Do you hold a Proprietary Account as an Introducing Broker-Dealer (PAIB) ☐ Yes ☐ No

* If Yes: An introducing Broker-Dealer must notify its DEA in writing when it has entered into a PAIB Agreement with a clearing Broker-Dealer regarding the net capital treatment of assets held in proprietary accounts. Assets (cash and securities) held in trading accounts without a PAIB Agreement are considered to be non-allowable in the computation of net capital under SEC Rule 15c3-1. If NYSE American is your DEA, please enclose a copy of all PAIB Agreements you have entered into with a clearing broker-dealer.

SUBORDINATED LOANS

Have any subordinated loans been made to Applicant? ☐ Yes (Explain below) ☐ No

___

___

FINANCIAL OR CONTROLLING INTERESTS

Does the Applicant have a financial or controlling (as defined in Form-BD) interest (through direct or indirect stock or bond ownership, through outstanding loans, or otherwise) in any organization engaged in a securities, financial or related business?

☐ Yes (Explain below) ☐ No

___

___

FINANCIAL ARRANGEMENT

Does the Applicant have a financial arrangement with any other Broker-Dealer?

☐ Yes (Explain below) ☐ No

___

___

OUTSTANDING DEBT (Check all that apply)

Does the Applicant owe money to any of the following?

☐ Any NYSE American Options member or member organization or ATP Holder
☐ Any other national securities or commodities exchange or national securities association
☐ Any member of any other national securities or commodities exchange or national securities association

Explain to whom the money is owed and the dollar amount. Attach a copy of arrangements made for repayment of this debt and evidence of an agreement of repayment.

___

___

☐ No, the Applicant does not owe money to any of the above referenced persons or entities.

[1] Applicants that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

SECTION 4A – APPROVED PERSON APPLICATION FOR AN INDIVIDUAL

Approved Person – Any person who controls a member organization, or who engages in a securities or kindred business and is controlled by or under common control with a member organization but is not a member or principle executive or an employee of a member organization. On Web CRD, all Approved Persons are required to file a Form U4, or amendment thereto.

I hereby apply as an Approved Person at the NYSE American ("Exchange") in accordance with the rules of the Exchange, and if elected, hereby pledge myself to abide by its rules as they may from time to time be amended. In consideration of the approval of my application by the Exchange, I submit to the jurisdiction of the Exchange and I recognize and agree that the privilege of being an Approved Person at the Exchange, if granted to me, may be withdrawn by the Exchange at any time for cause and shall immediately terminate when I cease to be either a general partner, employee who controls a member organization, or non-employee who controls a member organization, Limited Liability Company manager or trustee (whichever is applicable) of the above member organization

I authorize and request any and all of my former employers and any other person to furnish to the Exchange and any agent acting on its behalf any information that they may have concerning my character, general reputation, personal characteristics, mode of living and credit worthiness. Moreover, I hereby release each such employer and each such other person from any and all liability of whatever nature by reason of furnishing such information to the Exchange, and any agent acting on its behalf.
I authorize the Exchange to make available to any employer or prospective employer, to any other exchange or securities organization, or to any federal, state or municipal agency, any information it may have concerning me, and I hereby release the Exchange from any and all liability of whatsoever nature by reason of furnishing such information.

I certify that the answers below are true and correct in all respects.

APPLYING AS APPROVED PERSON

Full Name: ____________________ Title: ____________________ CRD #: __________

Firm Name: ____________________ Phone: ____________________

Email: ____________________

☐ Designated Supervisor of Authorized Traders

☐ Form U4 and fingerprint information is current and accessible for this person on Web CRD™

APPLYING AS APPROVED PERSON

Full Name: ____________________ Title: ____________________ CRD #: __________

Firm Name: ____________________ Phone: ____________________

Email: ____________________

☐ Designated Supervisor of Authorized Traders

☐ Form U4 and fingerprint information is current and accessible for this person on Web CRD™

APPLYING AS APPROVED PERSON

Full Name: ____________________ Title: ____________________ CRD #: __________

Firm Name: ____________________ Phone: ____________________

Email: ____________________

☐ Designated Supervisor of Authorized Traders

☐ Form U4 and fingerprint information is current and accessible for this person on Web CRD™

You may submit multiple copies of this form, if needed

SECTION 4B – APPROVED PERSON ORGANIZATION APPLICATION

Approved Person Organization:
Each organization which controls, is controlled by, or is under common control with, the applicant organization is required to become an approved person organization of the Exchange and be listed on its Form BD.

The Applicant agrees that (1) if any share of stock of the member organization which is not a freely transferable security should at any time be acquired, held or owned by a person not approved by the Exchange, except the estate of a deceased stockholder for such period as may be allowed by the Exchange, or (2) if any person required to be approved by the Exchange as an approved person fails or ceases to be so approved, or (3) if any approved person should violate his agreement with the Exchange, the member organization may be deprived by the Exchange of all the privileges of a member organization.

The Applicant agrees to comply with the rules of the Exchange relating to approved persons as shall from time to time be in effect. The Applicant agrees promptly to notify the Exchange, so long as it remains an approved person organization, of any acquisition or disposition by it of any security of such member organization.

The Applicant agrees that the approval of this application by the Exchange may be withdrawn if, in the opinion of the Exchange, the Applicant has:

1. violated any provision of any rules of the Exchange applicable to it as the same may be from time to time in effect;
2. violated any of its agreements with the Exchange;
3. made any misstatements to the Exchange; or
4. been guilty of (i) conduct inconsistent with just and equitable principles of trade, or (ii) acts detrimental to the interest or welfare of the Exchange.

The Applicant hereby certifies that the (corporation/ partnership/ limited liability company) is authorized to file this approved person organization application with the Exchange.

As long as the Applicant remains as an approved person organization of the member organization, the Applicant further agrees to notify that member organization of which it is an approved person organization of any changes in the information contained herein.

Affiliated Organization Name: ______________________ CRD #: __________

Parent Organization Name: ______________________ CRD #: __________

By: ______________________ Date: __________

Name: ______________________

Title: ______________________

Note: This statement must be signed by a duly authorized individual who is a principal of the parent company.

You may submit multiple copies of this form, if needed

SECTION 5 – REGISTERED TRADERS

Each Applicant is required to register employees and associated persons in accordance with Exchange rules. Pursuant to Exchange rules, Applicants must complete the necessary documentation and submit such documentation in the manner prescribed in Exchange rules. Individual traders of the Applicant must successfully pass any required examination and identify registration with the Exchange within any and all applicable categories on Form U4 including, but not limited to, the following:

OM – Market Maker of the Applicant (Series 57 prerequisite)
OM – Floor Brokers of the Applicant (Series 57 prerequisite)

For Applicants who wish to conduct market making or floor broker activities through the facilities of the Exchange, below, please list all Individuals who will conduct such activity on behalf of the Applicant.

REGISTERED TRADER INFORMATION

Name of Individual ______________________ CRD: ______________

Date of Birth: ______________________

Phone: ______________________ Email: ______________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Please check appropriate box below)

☐ Specialist / e-Specialist
☐ Remote Market Maker (RMM)
☐ Floor Market Maker (FMM)
☐ Floor Broker (FB)
☐ Market Maker Authorized Trader (MMAT)

APPLICATION CHECKLIST

☐ A Form U-4 and Fingerprint card has been submitted on WebCRD©
☐ Individual has passed the required examination
☐ Individual has been granted a waiver of the required examination

REGISTERED TRADER INFORMATION

Name of Individual : ______________________ CRD: ______________

Date of Birth: ______________________

Phone: ______________________ Email: ______________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Please check appropriate box below)

☐ Specialist / e-Specialist
☐ Remote Market Maker (RMM)
☐ Floor Market Maker (FMM)
☐ Floor Broker (FB)
☐ Market Maker Authorized Trader (MMAT)

APPLICATION CHECKLIST

☐ A Form U-4 and Fingerprint card has been submitted on WebCRD©
☐ Individual has passed the required examination
☐ Individual has been granted a waiver of the required examination

You may submit multiple copies of this page, if needed

SECTION 6 – STATUTORY DISQUALIFICATION DISCLOSURE

Pursuant to the Securities Exchange Act of 1934, as amended ("the Act"), the Exchange may deny (or may condition) trading privileges or may bar a natural person from becoming associated (or may condition an association) with an ATP Holder for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with an member of a self-regulatory organization;
- had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐ Check here if you DO NOT have person(s) associated with the Applicant who is or may be subject to Statutory Disqualification.

☐ Check here if you DO have person(s) associated with the Applicant who is or may be subject to Statutory Disqualification.*

Please identify any such person(s) associated with the Applicant who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:

1. Name and CRD number of the person(s).
2. Copies of documents relating to the Statutory Disqualification.
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of ________________________ (Applicant Broker-Dealer), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that the Exchange shall rely on the information provided pursuant to this Notice in order to preliminarily approve or deny Applicant's Application for trading privileges, but that the Exchange will also perform a complete background check of Applicant, and such trading privileges may be immediately revoked by the Exchange depending on the results of such background check. I understand that Applicant will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicant to submit to the Exchange any amendment to any document submitted as part of its application, including but not limited to this Notice, within ten (10) business days of such amendment or change.

Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor ______________________ Date: ______________________

Print Name: ______________________ Title: ______________________

SECTION 7 - SUPERVISION

Each ATP Holder must identify the person(s) that is a member, partner, director, or officer exercising executive responsibility for supervision of day-to-day compliance and maintenance of the firms written supervisory procedures ("WSPs"). Additionally, applicants subject to Exchange Act Rule 15c3-1 are required to have a designated Series 27 licensed principal, pursuant to the rules of the Exchange.

Name of Person responsible for maintaining WSPs: ______________________________________ CRD#:_________________

☐ Applicant's WSPs are enclosed.

Name of Series 27 licensed principal (if applicable): _______________________________________ CRD#:_________________

Exchange rules state:

(a) Adherence to Law – No ATP Holder or Associated Person of an ATP Holder may engage in conduct in violation of the federal securities laws, the rules of the Exchange. Every ATP Holder must supervise persons associated with the ATP Holder as to assure compliance therewith.

(b) Supervisory System – Each ATP Holder for whom NYSE American is DEA must establish and maintain a system to supervise the activities of its associated persons and the operations of its business. Such system must be reasonably designed to ensure compliance with applicable federal securities laws and regulations and Exchange rules. Final responsibility for proper supervision will rest with the ATP Holder. The ATP Holder's supervisory system must provide, at a minimum, for the following:

(1) The establishment and maintenance of written procedures as required by Exchange rules.

(2) The designation of a person with authority to reasonably discharge his/her duties and obligations in connection with supervision and control of the activities of the associated persons of the ATP Holder.

(3) The ATP Holder must undertake reasonable efforts to determine that all supervisory personnel are qualified by virtue of experience or training to carry out their assigned responsibilities.

(4) Each ATP Holder must designate and specifically identify to the Exchange one or more persons who will be responsible for such supervision.

(c) Written Procedures – Each ATP Holder must establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations, and with the rules of the Exchange.

WSPs should describe the following:

- Specific identification of the individual(s) responsible for supervision – either by name or by title and position.
- The supervisory steps and reviews to be taken by the appropriate supervisor – this process should identify any exception reports and/or other documents being reviewed and the substantive area being reviewed (e.g., limit order protection, trade reporting, etc.). If an ATP Holder employs automated systems as part of its supervisory system, those systems should also be generally described.
- The frequency of such reviews – this should be more specific than simply providing for "a review" or a "review from time to time." The frequency of reviews should be described (i.e., daily, weekly, monthly, quarterly, or annually).
- How reviews will be documented, for example, initialing order tickets or filling out review logs. The procedures should also provide for the documentation of steps taken as a result of supervisory reviews.

For Market Makers, the WSPs and supervisory systems of firms engaged in market making activities must address, at a minimum, trading practice rules (i.e., passive market making, firm quote rule compliance, limit order protection), trading systems, trade reporting, rules compliance and any other material aspect of the firm's market making business. WSPs should include the following subject areas:

- Size conventions
- Coordination of quotations, trades and trade reports
- Improper collaboration and coordination of Market Maker activities
- Failure to honor quotations
- Harassment
- Late and inaccurate trade reporting

ALL ATP HOLDERS MUST KEEP ABREAST OF CHANGES IN LAWS, RULES AND REGULATIONS, MARKET PRACTICES AND INDICATED PATTERNS OF NON-COMPLIANCE AND MUST MODIFY THEIR SUPERVISORY PROCEDURES AND SYSTEMS AS NECESSARY.

SECTION 8A– ITEMS TO BE INCLUDED IN A LLC OPERATING AGREEMENT

1. Statement of the nature of business of LLC
2. Capital contributions must be set forth, and must include the following: (A) provisions concerning withdrawal of capital as contained in Exchange **rules** and (B) interest on capital contributions, if any.
3. Division of profits and losses must be set forth.
4. Provision for payment of dues and charges, if any.
5. Provisions governing dissolution-method of liquidation.
6. Provision that true and complete books of account and records are kept and are available..
7. Arbitration provision.
8. Provision requiring advance notice of retirement of LLC member or of dissolution of firm.
9. Provision permitting continuance of business of LLC in the event of death of any member or only the member specified in the Operating Agreement; use and proceeds provisions, if applicable.
10. Provision permitting the interest of a deceased member to be considered, without interruption after his death, as a part of the capital of the continuing or successor firm for a special period, if applicable..
11. All other provisions required by applicable law governing partnerships.

SECTION 8B – ITEMS TO BE INCLUDED IN A LIMITED PARTNERSHIP AGREEMENT

1. Statement of the nature of business of partnership.
2. Capital contributions must be set forth, and must include the following: (A) provisions concerning withdrawal of capital as contained in Exchange rules; and interest on capital contributions, if any.
3. Division of profits and losses must be set forth.
4. Provision for payment of dues and charges, if any.
5. Provisions governing dissolution-method of liquidation
6. Provision that true and complete books of account and records are kept and are available.
7. Arbitration provision.
8. Provision requiring advance notice of retirement of partner or of dissolution of firm.
9. Provision permitting continuance of business of partnership in the event of death of sole member general partner; use and proceeds provisions, if applicable.
10. Provision permitting the interest of a deceased partner to be considered, without interruption after his death, as a part of the capital of the continuing or successor firm for a special period, if applicable.
11. All other provisions required by applicable law governing partnerships.

SECTION 8C – ITEMS TO BE PROVIDED BY CORPORATION

1. Copies of any and all agreements or other documents and amendments thereto relating to the business or affairs of the ATP Holder between an ATP Holder and any of its stockholders or between any of the employees or Approved Persons of an ATP Holder(other than agreements relating to ordinary securities and commodities transactions).
2. An executed copy of the Charter or Certificate of Incorporation, (an all Amendment thereto), certified by the Secretary of State.
3. An executed copy of the by-laws (and all Amendments thereto) certified by the Secretary of the corporation or other executive officer.
4. Certified list of all holders of record of each class of stock, giving name and address of the holder and the number of shares of each class of such stock held.
5. Copy of certificate(s) of each class of stock issued or authorized by the ATP Holder, in accordance with provisions as stated in Exchange rules

NYSE AMERICAN LLC

DEA Application Requirements

SECTION 9 – DESIGNATED EXAMINING AUTHORITY (DEA) REQUIREMENTS
ITSFEA COMPLIANCE ACKNOWLEDGMENT

This form should be completed by a Director, Officer, General Partner or Individual responsible for ensuring that the Broker-Dealer’s ITSFEA Compliance Procedures are followed. In the future, this certification must be completed and filed with the Exchange along with the Broker-Dealer's year-end FOCUS Report (Form X-17A-5).

Broker-Dealer: ____

SEC #. ________________________________

The undersigned states and certifies as follows:

It is understood that should any Director, Officer, General Partner or Associated Person (as defined in Exchange rules) of the Broker-Dealer acquire material, non-public information concerning a corporation whose securities are publicly traded, it may be a violation of Exchange rules and Federal securities laws to misuse such information or trade any securities issued by the corporation, or any options or other derivative securities based thereon, while such information remains non-public.

It is further understood that should any Director, Officer, General Partner or Associated Person of the Broker-Dealer obtain material, non-public information concerning the market in a security or group of securities, it may be a violation of Exchange rules and Federal securities laws to make improper use of such information in connection with trading in the security, group of securities or any option or other derivative based thereon.

It is also understood that it may be a violation of Exchange rules and Federal securities laws to disclose to any other person or entity any non-public, material corporate or market information that may be acquired regarding a publicly traded security or group of securities.

Additionally, the Broker-Dealer represents that it has established written procedures reasonably designed to prevent misuse of material non-public information by the Broker-Dealer or by any of the Broker-Dealer’s Directors, Officers, General Partners or Associated Persons, taking into consideration the nature of the Broker-Dealer’s business.

The Individual(s) responsible for overseeing and supervising the specific element of the member firm or organization’s ITSFEA Compliance procedures has reviewed (or supervised the review of) the Broker-Dealer’s proprietary, error account(s), and any outside brokerage securities accounts of Directors, Officers, General Partners, and Associated Persons with the Broker-Dealer, in accordance with the specific provisions (including timing and type of review) detailed in and required by the firm’s written ITSFEA compliance procedures.

Based upon the assessment of the adequacy of those procedures and of the authority and diligence of the person(s) carrying out those procedures (except as to any securities transactions involving the possible misuse of non-public information which already have been reported to the Exchange), there is no reasonable cause to believe that any Director, Officer, General Partner, or Associated Persons of the Broker-Dealer has misused, made improper use of, or disclosed material non-public information, or may otherwise be in violation of Exchange rules.

____________________________________ Signature of Authorized Officer, Partner or Managing Member of Clearing ATP Holder	____ Date
____________________________________ Print Name	____ Title

ATP Request Form

This form should be used to request an American Trading Permit ("ATP") and to assign that ATP to a designated individual of an ATP Firm. This form designates the below individual as an ATP Holder on behalf of that firm, and must be executed prior to the commencement of trading by that individual. This form must be approved by NYSE American Options ("the Exchange"). A separate form must be executed for each ATP Holder.

Please issue ____________________________________ ("ATP Firm")
(*name of ATP Firm*)

_____________________________ATP(s), effective ___________________ (open of business).
(*number of ATPs being requested*) **(*effective date*)**

(This)/(these) ATP(s) will be held in the name of

____ ("ATP Holder"), hereby established as an ATP Holder, until further notice.
(*name*)

☐ (This is a) / (these are) new or additional ATP(s) of the ATP Firm

☐ (This is an) / (these are) existing ATP(s) of the ATP Firm; this form is being executed to assign said ATP(s) to the above referenced ATP Holder.

Type of Business activity to be conducted with this/these ATP(s):

☐ Specialist/e-Specialist ☐ Remote Market Maker (RMM) ☐ Floor Market Maker (FMM)

☐ Clearing Services ☐ Order Sending

☐ Floor Broker (FB) - If Floor Broker (FB) is checked, do you require a LiquidPoint Login? ☐ Yes ☐ No

The ATP Firm acknowledges that it will be held liable for all Exchange obligations, including all obligations arising in connection with transactions effected on the Exchange, all obligations owed to the Exchange or any subsidiary of NYSE American LLC, the payment of all Exchange fees and charges, and all obligations accruing in the course of the ATP Firm's and the ATP Holder's business on the Exchange.

The ATP issued pursuant to the Exchange's acceptance of this form will be associated with the ATP Firm until terminated pursuant to the termination provisions delineated in the rules of the Exchange.

Signature of ATP Holder:____

Telephone Number of ATP Holder: _______________________________ ***Email Address:*** ____________________________

Authorized Signature for ATP Firm: ____

Print Name of Authorized Signatory: ____

Telephone Number of Authorized Signatory: _______________________ ***Email Address:*** _____________________________

Date: _______________________

Clearing member authorization for electronic collection of NYSE American Options invoices for this ATP:

Name of Clearing Firm ____

OCC Account Number____

Updated July 2017

NYSE American Options Connectivity Application & Questionnaire (CQ)

Instructions and Information

American Trading Permit ("ATP") Holders must complete and NYSE American Options ("the Exchange") must approve of this questionnaire prior to establishing connectivity to the Exchange. If the information below is no longer accurate, the ATP Holder must notify the Exchange. All connections are subject to applicable Federal securities laws and Exchange rules, including the NYSE Master User Agreement.

1. Process for adding Connectivity:

- Connectivity Application ("CQ") is sent to Client Relationship Services ("CRS") at **CRS@nyse.com**.
- When the CQ is approved, CRS permissions the new connection for trading for the next business day and notifies the ATP Holder.
- If a connection is terminated by the ATP Holder, the ATP Holder must notify **CRS@nyse.com** within one business day.

2. The below diagrams illustrate the possible connectivity configurations:



ATP Holder order flow sent either through direct connection or service bureau
TP Holder
SB / OMS
Exchange
Pass-thru access (i.e., agency trading)
XYZ Firm
TP Holder
Exchange
Service Bureau / Order Management System / 3rd party access
XYZ Firm
TP Holder
SB / OMS
Exchange
Direct Sponsored Access where XYZ Firm utilizes the ATP Holder's TP ID for direct access to the Exchange
Sponsored Participant Agreement is required
No longer applicable due to SEC Rule 15c3-5
XYZ Firm
TP Holder
Exchange

July 2017

NYSE American Options Connectivity Application & Questionnaire

3. ATP Holder and Contact Information

ATP Holder Firm Name:		Web CRD™ Number:	
Business Contact:		Business Contact E-Mail:	
Compliance Contact:		Compliance Contact E-Mail:	

4. Connectivity Questions

Name of the Connection(s): This row is completed by CRS only	ATP ID Connection(s)
Identify the purpose of this new connection. **Note: If a new Session or Drop Copies are required for this connection, please complete and submit the Session Request form to Connectivity@nyse.com**: https://www.nyse.com/publicdocs/nyse/markets/nyse/Client_Session_Request_Form.pdf	☐ Routing orders to NYSE American Options ☐ Clearing functions ☐ Billing functions ☐ Phone Orders to Options Floor Brokers ☐ New technology provider ☐ Other (explain):________________________________
Is this connection for orders routed by the ATP Holder, or an affiliate or customer of the ATP?	☐ Orders routed by the ATP Holder ☐ Orders routed by an affiliate of the ATP Holder ☐ Orders routed by a customer of the ATP Holder
If the connection is for routing orders, please identify the end user(s) of the new connection.	☐ Prop Trading Desk ☐ Individual Trader ☐ Algorithm/Black Box ☐ Market Maker ☐ Retail Customers ☐ Hedge Fund ☐ Institutional Customers ☐ Agency ☐ Other (explain):_________________________
If the connection is for a non-U.S. entity, please provide the country of domicile.	Country of Domicile:
If the ATP Holder is using a Service Bureau (SB) or Order Management System (OMS) for this new connection, please provide the name of the technology provider.	SB/OMS Name: Authorized for:____________________________ (Provide a separate list if more space is required)
If connectivity is for pass-thru or 3rd party access, does the ATP Holder relinquish any monies accrued from the Payment for Order Flow ("PFOF") Program from orders executed through this connection?	☐ YES Please provide the legal name of the entity participating in the PFOF program and to which payments should be directed: ____ ☐ NO

By signing this Connectivity Application:

- **The ATP Holder represents that it has established effective regulatory policies and procedures and pre-trade risk management systems pursuant to Exchange rules, including but not limited to Rule 922 and 902.1NY, as applicable, to review for violations of Exchange and federal rules over the order flow that is sent through this connection.**
- **The ATP Holder confirms having established effective regulatory policies and procedures to monitor order flow pursuant to SEC Rule 15c3-5.**
- **The ATP Holder attests that the Firm will not provide any direct or sponsored access to the Exchange platforms to any third party through this connection.**
- **The ATP Holder understands that this route is not to be used for any other purpose or for any other entity other than what is documented in the Connectivity Questionnaire**

ADDITIONALLY, UNLESS OTHERWISE AGREED IN WRITING BY THE EXCHANGE AND USER, THE EXCHANGE MAY, WITHOUT INCURRING ANY LIABILITY TO USER, SUSPEND THE CONNECTION AND ANY OR ALL SERVICES AT ANY TIME, WITHOUT NOTICE AND WITHOUT CAUSE.

Name and Title (Printed)	
Name (Signature)	

Please return to CRS via email at CRS@nyse.com.

NYSE American Options

Floor Broker Letter of Authorization Revocation

To: NYSE American Options Client Relationship Services Department ("CRS")

From: ____
American Trading Permit ("ATP") Holder Clearing Firm

Effective Date: ____(Close of Business)

Please be informed that the Letter of Authorization issued for the following Floor Broker has been revoked effective on the above date*.

____
ATP Firm Name

____
Floor Broker Name

____
Authorized Signature – ATP Holder Clearing Firm Member

____
Printed Name Title

**A Letter of Authorization shall remain in effect until this form has been received by the Exchange. If not received at least one hour prior to the opening of trading on a particular business day, this revocation shall not become effective until the close of trading on such day. A revocation shall not relieve ATP Clearing Firm of responsibility for transactions guaranteed prior to the effective time of such revocation.*

Revised July 2017

NYSE American Options

TERMINATION OF FLOOR BROKER

Date: ____________________

To: NYSE American Options Client Relationship Services Department ("CRS")

From: ____
American Trading Permit ("ATP") Firm

Re: ____
Floor Broker Name Acronym(s)

Date of termination (Close of Business):____

☐ Temporary Termination

Date of Return: ____

☐ Permanent Termination

Authorized Signature of ATP Firm ____

Checklist for terminating an ATP Floor Broker

1. ATP holders must notify the Exchange in advance of the proposed termination date.
2. Temporary terminations cannot exceed 180 days.
3. ATP holders must return floor badges and handhelds to floor staff.
4. In conjunction with a permanent termination, a Form U-5 for the "AF" registration category should be submitted on WebCRD® promptly but no later than 30 calendar days after the date of termination.
5. Individuals who wish to remain registered in the Interim Member Floor Broker Program should not submit this form or the Form U-5. **For more information about the Interim Member Floor Broker Program, please contact CRS via email at crs@nyse.com.*

NYSE American Options
Limited Public Customer Business Attestation

The undersigned American Trading Permit ("ATP") Holder/ATP Firm, conducting a Limited Public Business in Options pursuant to Exchange rule 930NY(b), agrees to perform the following as a condition of their approval

- ATP Holder or ATP Firm will be required to file Monthly FOCUS Reports.
- ATP Holder or ATP Firm will be subject to SEC Rule 15c3-3 (Customer Protection Rule) if exemption is not satisfied.
- ATP Holder or ATP Firm must have an annual audit by an independent public accounting firm. These reports are required to be submitted to the SEC pursuant to SEA Rule 17a-5(f)(2). Copies are also required to be submitted to the FINRA Regulatory Coordinator on behalf of NYSE American Options ("the Exchange").
- ATP Holder or ATP Firm must maintain P&S blotters, Order Tickets, Account Documentation.
- Amend Form BD with the Central Registration Depository ("WebCRD®"), as necessary.
- Meet all Continuing Education requirements associated with any required licensing.
- Anti-Money Laundering Compliance Program must be updated to adequately address the public business conducted (including a Customer Identification Program).
- File an Annual Written Compliance Report by April 1 each year.

ATP Holder: ________________________________ CRD#:_______________________

Authorized Signature: __________________________ Date:_______________________

Please send the signed attestation form as well as any supporting documentation to crs@nyse.com.

NYSE American Options (“The Exchange”)

MARKET MAKER LETTER OF GUARANTEE

Dear Market Maker:

You have represented to the undersigned NYSE American Trading Permit (“ATP”) Clearing Firm, a member of the Options Clearing Corporation (“OCC”), that you are a registered market maker pursuant to Exchange Rule 921NY. You have requested the undersigned ATP Clearing Firm to issue a Letter of Guarantee for you in order to enable you to meet the requirements of Exchange Rule 924NY.

In response to your request, the undersigned ATP Clearing Firm hereby agrees to accept full financial responsibility:

- ☐ For all Exchange options transactions [as defined in Exchange Rule 900.2NY(23)] made by you*

- ☐ For all Flex Options transactions [as defined in Exchange 924NY (d)] made by you*

**Check all that apply.*

This letter shall be deemed to be a Letter of Guarantee pursuant to Exchange Rule 924NY and may be relied upon by the Exchange, the OCC and their respective members. This Letter of Guarantee shall be subject to the Exchange Rules as amended from time to time, and shall remain in effect until revoked.

Accepted and agreed to this _________ day of _____________________, 20 ____________.

ATP Clearing Firm Name	ATP Firm Name
ATP Clearing Firm Representative (Please Print)	Market Maker (Please Print)
Authorized Signature of ATP Clearing Firm	Authorized Signature of Market Maker

---

ATP Clearing Firm authorization for electronic collection of Exchange invoices for the above symbol:

Name on OCC Account ____

OCC Account Number__________________

NYSE AMERICAN OPTIONS GIVE-UP CHANGE FORM

Clearing Member Rejecting the Trade (Name/OCC#): ____________________

By signing this form, the signatory represents that he/she is authorized by the Clearing Member to act on its behalf to reject the trade.

Name (print)	Title
Signature	Date
Phone	Email

TRADE INFORMATION

Executing ("give-up") OCC Clearing Number: ____________________

CMTA (if applicable):	____________	Option Symbol:	____________
Expiration Date (mm/dd/yy):	____________	Buy/Sell:	____________
Strike Price:	____________	Call/Put	____________
Volume:	____________	Premium:	____________
Trade Date:	____________	Trade Time:	____________

Executing Firm Info (Name and ATP Firm Acronym If Known): ____________________

Reason for rejecting the trade: ____________________

The new Clearing Member for the above trade will be (please check one):

☐ The executing ATP Holder's Guarantor

Guarantor's Name and OCC#: ____________________

☐ Another Clearing Member ("Accepting Clearing Member")*

Accepting Clearing Member's Name and OCC#: ____________________

* The Accepting Clearing Member must complete and submit to NYSE American Options Trade Processing the "NYSE American Options Give-up Change Form for Accepting Clearing Member."

NYSE American Options Trade Processing (ONLY):

Name: ____________ Time: ____________ Give-up and trade checked: ☐

Please return completed form to amextradesupportdesk@nyse.com

Revised July 2017

NYSE American Options Give-up Change Form
For Accepting Clearing Member

Clearing Member Accepting the Trade (Name/OCC#):________________________________

☐ Please check the box if you agree to be the Give-up on the trade below.

By signing this form, the signatory represents that he/she is authorized by the Clearing Member to act on its behalf to accept the trade.

Name (print)	Title
Signature	Date
Phone	Email

Trade Information

Executing ("give-up") OCC Clearing Number: ________________________

CMTA (if applicable):	____________	Option Symbol:	____________
Expiration Date (mm/dd/yy):	____________	Buy/Sell:	____________
Strike Price:	____________	Call/Put	____________
Volume:	____________	Premium:	____________
Trade Date:	____________	Trade Time:	____________

Executing Firm Info (Name and Floor Broker Acronym If Known): ________________________

Please return completed form to amextradesupportdesk@nyse.com

Revised July 2017

Application to Aggregate Billing of Affiliated Member Firms

NYSE, NYSE American, NYSE Arca, NYSE National, and NYSE Chicago (together "NYSE Exchanges" or separately the "Exchange") Aggregate Billing

In accordance with the applicable Exchange's fee schedule a member organization/member firm may request aggregation of its eligible activity with its affiliates for charges assessed or credits provided. Such request shall include certification of the affiliate status of entities whose activity the member organization/member firm is seeking to aggregate.

General Information

Firm Name of Primary Applicant: ______________________________

Business Address: ______________________________

City: ____________ State: ________ Zip: ________

Business Phone: ____________ CRD #: ____________

Please check the applicable market(s) for this request:

☐ **NYSE American** ☐ **NYSE Arca** ☐ **NYSE National**

☐ **NYSE** ☐ **NYSE Arca Options** ☐ **NYSE American Options**

☐ **NYSE Chicago**

Affiliated Members

Provide the following information: List of all affiliated member firms; associated CRD Numbers; and type of affiliation. Failure to provide complete information may result in rejection of this application.

Member Firms to be Affiliated with Primary Applicant	CRD #	Type of Affiliation (wholly owned subsidiary/parent/sister/etc…)

Authorization and Acceptance

The Applicant Firm, by its duly authorized officer identified below, hereby certifies that the entities listed in this application are affiliates within the meaning of the relevant Exchange's fee schedule. The Applicant Firm agrees to provide, upon request, information to verify the affiliate status of the entities listed herein. The Applicant Firm shall also provide immediate notice of any event that causes an entity listed herein to cease to be an affiliate of the Applicant Firm.

Signature of Authorized Officer: ______________________________

Name: ______________________________

Title: ______________________________

Phone: ______________________________

Email Address: ______________________________

Date: ______________________________

Completed application should be returned via email to crs@nyse.com.

Session Request Form
Pillar Native Gateway

Session Request Form -- Pillar Native Gateway
All firm connections are subject to and governed by: applicable SEC rules and regulations; the rules of the Exchange; the NYSE Master User Agreement, the NYSE Service Bureau Connection Agreement or other NYSE Agreement; and the associated fees (https://www.nyse.com/markets/fees). Capitalized terms that are not defined in this Session Request Form have the meanings given them in the Master User Agreement. **For questions regarding this form, please contact Connectivity at (212)896-2830 option 2,1.**

Contact Information	
Company Name:	
First/Last Name:	
Email Address:	
Phone:	

Session Detail (Please select only one option from the drop down lists below and specify number of Sessions)			
Request Type:	Choose Request Type		
Market:	Choose Market		
Session Type:	Choose Session Type	# of Sessions:	
Protocol:	Choose Protocol		
SenderCompIDs (Type in all if modifying or removing.):			

Order Entry Settings *(Required)*	
- *Leave blank and proceed to the next page if protocol is drop copy.* - *Below default settings will apply if properties selection left unchanged.*	
MPID(s):	
Cancel on Disconnect:	None
Priority Update Ack Subscription:	Do Not Subscribe
Default Self-Trade Prevention:	None
Symbol Eligibility:	All Symbols
Max Order Qty (Exchange max applied, if blank.):	

Drop Copy Settings *(Required)*	
- *Leave blank if protocol is order entry.* - *Check only the settings that are changing if this is a modification.*	
Request Type:	Choose Request Type
Protocol:	Choose Protocol # of Drop Copy Sessions
Message Preference:	Choose Message Preference
Drop Copy Filter:	Choose Drop Copy Filter
Based on the above selection, list all filter items: MPIDs or SenderCompIDs to be added or removed	

Completed Session Request Forms should be returned via email to connectivity@nyse.com.

Source IP Permission and Peering Information *(Required)*		
Network Provider	**Please list all Source IP Address Ranges you will use to connect to Native Gateways** ***Format:*** ***xxx.xxx.xxx.xxx /24***	**Please list the Peering IPs for the** ***IP ranges listed to the left*** ***Format:*** ***xxx.xxx.xxx.xxx***
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Acknowledgment of Certification
Please check the following box to acknowledge that any new functionality being requested in this document has been appropriately tested and certified with our Technology Member Services group: ☐

By (Signature) ______________________________

Name: ______________________________

Title: ______________________________

Company Name: ______________________________ CRD # __________

Phone: ______________________________

Email Address: ______________________________

Date: ______________________________

Completed Session Request Forms should be returned via email to connectivity@nyse.com.

NYSE Gateways Session Request Form

Non-Pillar Session Request Form
All firm connections are subject to and governed by applicable SEC rules and regulations, the rules of the Exchange, the NYSE Master User Agreement, the NYSE Service Bureau Connection Agreement, or other NYSE Agreement and the associated fees (https://www.nyse.com/markets/fees). Capitalized terms that are not defined in this Session Request Form have the meanings given them in the Master User Agreement.
For Test Session requests, please send competed session form to Technology Member Services at tms@nyse.com **For Production session requests, completed session forms should be returned to Connectivity at connectivity@nyse.com** **For Pillar session requests, please use this form:** **https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Pillar_NGW_Session_Request_Form.pdf**
For questions regarding this form, please contact Connectivity at (212) 896-2830, Option 2.

Requestor Contact Information (All fields are required)	
Company Name:	
CRD #:	
First/Last Name:	
Email Address:	
Phone:	

Session Detail (Please select only one option from the drop down lists below and specify number of Sessions)			
Environment:	Choose Environment		
Request Type:	Choose Request Type		
Market:	Choose Market		
Session Type:	Choose Session Type	# of Sessions:	
Protocol:	Choose Protocol		
SenderCompIDs (Type in all IDs in provided space If cloning, modifying or removing)			
TPID or Master Firm/Mnemonic (If adding new session)			
BOLD Default Value (American Options Only)	Choose BOLD Default Value		

Drop Copy Settings *(Required)*	
- *Leave blank if protocol is order entry.* - *Check only the settings that are changing if this is a modification.*	
Drop Copy Request Type (Choose One):	Choose Drop Copy Request Type
Drop Copy SenderCompIDs (If modifying or removing.):	
Drop Copy Type (Choose One):	Choose Drop Copy Type
Filter By (Choose One):	Choose Drop Copy Filter
Based on the above selection, list all items to filter for below. *(e.g. – If you selected "Mnemonics", list the Mnemonics that should be reported. If you selected "SenderCompID", list the sessions you wish to drop to the drop copy session)*	
Message Preference:	Choose Message Preference

Source IP Permission and Peering Information *(Required)*		
Network Provider	**Please list all Source IP Address Ranges you will use to connect to gateways** ***Format:*** ***xxx.xxx.xxx.xxx /XX***	**Please list the Peering IPs for the** ***IP ranges listed to the left*** ***Format:*** ***xxx.xxx.xxx.xxx***
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Approver Information (All fields are required)	
Company Name:	
CRD #:	
First/Last Name:	
Title:	
Email Address:	
Phone:	
Date:	
By (Signature):	

NYSE Pillar - Trading Operations Desk
Authorized Traders

Please identify the personnel authorized to conduct business over the phone with the NYSE Trading Operations Desk for the below selected market(s).

☐ NYSE Arca Equities ☐ NYSE American ☐ NYSE National ☐ NYSE ☐ NYSE Chicago

General Information

Firm Name: ______________________________

Business Address: ______________________________

City: ______________ State: ________ Zip: ________

Business Phone: ______________ CRD #: ______________

Authorized Traders

Full Name: ______________________________

Email Address: ______________________________

Phone #: ______________

Full Name: ______________________________

Email Address: ______________________________

Phone #: ______________

Full Name: ______________________________

Email Address: ______________________________

Phone #: ______________

Full Name: ______________________________

Email Address: ______________________________

Phone #: ______________

Authorized Signatory

By (Signature) ______________________ Date: ______________

Print Name: ______________________________

Title: ______________________________

Phone: ______________________ Email: ______________

☐ Additional Authorized Traders are submitted in a separate document attached hereto

Please return via email to crs@nyse.com.

NYSE American Options
ATP Clearing Member Firm Restriction Form

OCC Clearing Member Firm Information

ATP Clearing Member Firm Name: ______________________ CRD#: ______________

OCC Number: ______________________

In accordance with NYSE American rules, the ATP Clearing Member Firm listed above authorizes NYSE American to restrict The Options Clearing Corporation ("OCC") number listed above requiring prior authorization for use as a Give-Up on NYSE American.

NOTE: Once an OCC number is marked as restricted, no ATP Member Firm will be able to use that restricted OCC number unless they are authorized by the ATP Clearing Member Firm pursuant to the applicable NYSE American rule.

Instructions: To authorize or revoke an ATP Member Firm's use of a restricted OCC number, please submit the Restricted Clearing Number Authorization and Revocation form to crs@nyse.com.

https://www.nyse.com/publicdocs/nyse/markets/american-options/NYSE_American_Options_Authorization_of_Restricted_Clearing_Number.pdf

By executing this ATP Clearing Member Restriction Form, the ATP Clearing Member Firm grants NYSE American permission to publish the ATP Clearing Member Firm's restricted OCC number on NYSE's website for purposes of providing notice to other exchange member firms that the ATP Clearing Member Firm's OCC number will not be available for Give Up without Clearing Authorization.

A separate NYSE American Clearing Member Firm Restriction Form is required for each OCC number being restricted.

Authorized Signature: ______________________ Date: ______________

Print Name: ______________________ Title: ______________

ATP Clearing Member Firm Contact Team for Authorization (to be provided to market participants):

Email Address: ______________________ Phone: ______________

Please return to Client Relationship Services via email CRS@nyse.com.

Revised August 2019

NYSE American Options
Authorization or Revocation of Restricted Clearing Number

1. Clearing Firm Information

ATP Clearing Member Firm Name		CRD #	
Business Contact Name			
Business Contact Phone and E-mail Address			

2. Give-up Information

The above referenced ATP Clearing Member Firm Authorizes NYSE American Options ("the Exchange") to enable (or disable) give-ups for the following ATP Member Firms (***NOTE***: *Please check the appropriate column/box to indicate whether the give up is to be enabled or disabled).*				Enable Give Up	Disable Give Up
ATP Member Firm Name:		OCC #:		☐	☐
ATP Member Firm Name:		OCC #:		☐	☐
ATP Member Firm Name:		OCC #:		☐	☐
ATP Member Firm Name:		OCC #:		☐	☐
ATP Member Firm Name:		OCC #:		☐	☐
ATP Member Firm Name:		OCC #:		☐	☐
ATP Member Firm Name:		OCC #:		☐	☐
ATP Member Firm Name:		OCC #:		☐	☐

Print Name and Title of Authorized Signatory		
Signature		Date

Please return to Client Relationship Services via email CRS@nyse.com.

Revised August 2019

EQUITY CLEARING LETTER OF CONSENT

Letter of Consent – To be completed by Clearing Member (defined below) and Member (set forth below).

Please select below which market(s) this Equity Clearing Letter of Consent is to be used for:

☐ NYSE Arca Equities ☐ NYSE American Equities ☐ NYSE National ☐ NYSE ☐ NYSE Chicago

The above markets are referred to as an "Exchange" or the "Exchanges," as relevant.

The term "Member" refers to a member organization, Equity Trading Permit Holder, or Participant, as applicable, of one or more Exchanges and includes applicants to be a Member of one or more Exchanges.

The term "Clearing Member" refers to a Member of the same Exchange(s) where the Member effects transactions and that is a clearing agency that is a member of the National Securities Clearing Corporation ("NSCC").

The undersigned Clearing Member hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Member with the Clearing Member:

______________________________ ______________________

Member CRD#

This Letter of Consent shall be subject to the Rules of the relevant Exchange(s), as amended from time to time, and shall remain in effect until revoked in writing by the Clearing Member.

____

Clearing Member (Broker-Dealer Name)

____

Clearing Member (NSCC Clearing #)

______________________________ ______________________________

Signature of Authorized Officer, Partner or Managing Member of Clearing Member

Signature of Authorized Officer, Partner or Managing Member, or Sole Proprietor of Member

______________________________ ______________________________

Print Name / Title

Print Name / Title

______________________________ ______________________________

Date

Date

Please return this form via email to crs@nyse.com.

OPTIONS CLEARING LETTER OF CONSENT

Letter of Consent – To be completed by Clearing Member (defined below) and Member (set forth below).

Please select below which market(s) this Options Clearing Letter of Consent is to be used for:

☐ NYSE Arca Options ☐ NYSE American Options

The above markets are referred to as an "Exchange" or the "Exchanges," as relevant.

The term "Member" refers to an Options Trading Permit Holder of one or more Exchanges and includes applicants to be a Member of one or more Exchanges.

The term "Clearing Member" refers to a Member of the same Exchange(s) where the Member effects transactions and that is a clearing agency that is a member of the Options Clearing Corporation ("OCC"). The undersigned Clearing Member hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Member with the Clearing Member:

______________________________ ________________________

Member CRD#

This section shall be deemed a letter of guarantee, letter of authorization, or letter of consent pursuant to the respective Rules of the above noted Exchange(s) and may be relied upon by the Exchange(s), the OCC, and their respective members. This Letter of Consent shall be subject to the Rules of the relevant Exchange(s), as amended from time to time, and shall remain in effect until revoked in writing by the Clearing Member.

____

Clearing Member (Broker-Dealer Name)

____

Clearing Member (OCC Clearing #)

____

Signature of Authorized Officer, Partner or Managing Member of Clearing Member

____

Print Name / Title

____

Date

____

Signature of Authorized Officer, Partner or Managing Member, or Sole Proprietor of Member

____

Print Name / Title

____

Date

Please return this form via email to crs@nyse.com.